Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and between

SCRIPPS NETWORKS INTERACTIVE, INC. (SELLER),

and

SHOP HOLDING CORPORATION (PURCHASER)

April 28, 2011

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Schedules
Article III – Disclosure Schedules
Schedule 5.3 – Negative Covenant
Schedule 5.8 – Intercompany Accounts and Contracts
Schedule 7.4(a) – Indemnified Guarantees
Schedule 7.8 – Non-Competition

Exhibits

Exhibit A – Form of Transition Services Agreement

Exhibit B – Form of Note

Exhibit C – Management Incentive Plan

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made as of this 28th day of April, 2011, by and between Scripps Networks Interactive, Inc., an Ohio corporation (“Seller”), and Shop Holding Corporation, a Delaware corporation (“Purchaser”).

RECITALS

A. Seller owns all of the issued and outstanding shares of capital stock (the “Shares”) of Shopzilla, Inc., a California corporation (the “Company”).

B. The Company and its Subsidiary are engaged in the business of internet-based (i) lead generation on a cost-per-click basis and (ii) comparative shopping (collectively, the “Business”).

C. Purchaser desires to acquire the Shares from Seller and Seller desires to sell the Shares to Purchaser, on the terms and subject to the conditions in this Agreement.

D. In connection with this Agreement, the parties to this Agreement will enter into a transition services agreement providing for the rendition by Seller of certain services to the Company and its Subsidiary for a period of time following Closing in accordance with the terms set forth in Exhibit A hereto (the “Transition Services Agreement”).

E. In connection with this Agreement, the Company has entered into employment agreements (the “New Employment Agreements”) with Bill Glass, Brad Kates and Scott Macon.

F. In connection with this Agreement, each of STG III, L.P. and STG III-A, L.P. has executed a limited guarantee with respect to certain matters on the terms specified therein.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the meanings specified in this Section:

“Acceleration Event” is defined in Section 2.7(e).

“Accountants” is defined in Section 2.6(c).

“Adware” is defined in Section 3.22(b).

“Affiliate” means, with respect to any Person, any other Person (i) that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or to cause the direction of the management or policies of the Person in question through the ownership of voting securities or by contract or otherwise.

“Agreement” is defined in the first paragraph of this Agreement.

“Assets” is defined in Section 3.7.

“Basket” is defined in Section 11.3(a).

“Business” is defined in the Recitals.

“Business Day” means any day other than a Saturday or a Sunday, and any day other than a day that is a bank holiday in the State of California or the State of New York.

“Cash” means all cash and cash equivalents (excluding short-term investments and auction rate securities of any type) determined in accordance with GAAP.

“Cash Purchase Price” is defined in Section 2.2.

“Closing” is defined in Section 2.3.

“Closing Cash” means the amount of Cash held by the Company on the Closing Date.

“Closing Net Cash Adjustment” means (a) if the Closing Net Cash is equal to the Minimum Net Cash Amount, no reduction to the Cash Purchase Price, (b) if the Closing Net Cash is less than the Minimum Net Cash Amount, a reduction to the Cash Purchase Price equal to the difference between the Minimum Net Cash Amount and the amount of the Closing Net Cash, and (c) if the Closing Net Cash is greater than the Minimum Net Cash Amount, an increase to the Cash Purchase Price equal to the difference between the amount of the Closing Net Cash and the Minimum Net Cash Amount.

“Closing Date” is defined in Section 2.3.

“Closing Debt” shall mean the amount of Debt of the Company and its Subsidiary as of the Closing Date.

“Closing Net Cash” shall mean an amount (which can be positive or negative) equal to the Closing Cash minus the Closing Debt.

“Closing Working Capital” means the amount of Working Capital as of the Closing Date, but without giving effect to the transactions contemplated hereby.

“COBRA Continuation Coverage” is defined in Section 7.6(g).

“Combined Returns” is defined in Section 7.2(a).

“Company” is defined in the first recital of this Agreement.

“Company Continuing Employee” is defined in Section 7.6(b).

“Company Options” means any Contract to acquire shares of the Company’s Common Stock from the Company, whether vested or unvested and whether exercisable or not exercisable.

“Company Other Benefit Obligation” is defined in Section 3.12(a).

“Company Plan” is defined in Section 3.12(a).

“Company Registered IP” means Owned IP that is registered or applied for with any Governmental Body.

“Company Systems” is defined in Section 3.21(i).

“Confidential Information” means inventions, analytics, algorithms, formulae, schematics, technical drawings, ideas, know-how, trade secrets, processes, procedures, graphs, drawings, reports, analyses, tools, engineering orders, databases, software (whether in source code, object code or human readable form), program listings, new developments, and other proprietary information of the Company or its Subsidiary, however recorded or stored, which are not generally known to the public and are not readily ascertainable by lawful and proper means.

“Consent” means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

“Contemplated Transactions” means all of the transactions and other matters contemplated by this Agreement.

“Contract” means any agreement, contract, obligation, promise, note, mortgage, indenture, guarantee, lease, commitment, concession, franchise, license or undertaking (whether written or oral and whether express or implied).

“Debt” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money; (b) all obligations of such Person for the deferred purchase price of property; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (g) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to the indebtedness referred to in clauses (a) through (f) above, which are required to be paid prior to, on or otherwise in connection with the Closing or the payment of which would become due and payable solely as a result of the Closing; (h) all Debt of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (I) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (II) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (III) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (IV) otherwise to assure a creditor against loss; and (i) all Debt referred to in clauses (a) through (f) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided that “Debt” shall not include (A) trade payables, accrued expenses and intercompany liabilities arising in the Ordinary Course of Business, or (B) liability for Taxes.

“Debt Financing” is defined in Section 4.3.

“Debt Financing Letter” is defined in Section 4.3.

“Disclosure Schedules” is defined in Article III.

“Earn-out Determination Date” is defined in Section 2.7(b).

“Earn-out Objections Statement” is defined in Section 2.7(c).

“Earn-out Payment” is defined in Section 2.7(a).

“Earn-out Period” is defined in Section 2.7(a).

“Earn-out Statement” is defined in Section 2.7(c).

“EBITDA” is defined in Section 2.7(b).

“Encumbrance” means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or similar restriction, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, union, political party, organization or unincorporated entity.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any natural resource.

“Environmental Law” means any Legal Requirement in effect as of the date hereof or at any time during the existence of the Company that is applicable or relates to: (a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities that would have significant impact on the Environment; (b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment; (c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated; (d) cleaning up pollutants that have been released, preventing the threat of release of pollutants, or paying the costs of such clean up or prevention; (e) making responsible parties pay private parties for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets; or (f) the use, storage, or disposal of Hazardous Materials.

“Equity Financing” is defined in Section 4.3.

“Equity Financing Letter” is defined in Section 4.3.

“Equity Provider” is defined in Section 4.3.

“ERISA” means the Employee Retirement Income Security Act of 1974 or any successor law, and rules and regulations issued pursuant thereto.

“ERISA Affiliate” is defined in Section 3.12(a).

“Estimated Purchase Price Calculation Statement” is defined in Section 2.5.

“Estimated Working Capital” is defined in Section 2.6(a).

“Existing Policy” is defined in Section 6.1(b).

“Facilities” means any real property, leaseholds, or other interests in real property currently or formerly owned, occupied or operated by the Company or its Subsidiary and any buildings, structures, or equipment currently or formerly owned, leased, occupied or operated by the Company or its Subsidiary.

“Final Determination” is defined in Section 11.3(c).

“Final Order” means an Order of a Governmental Body that is in full force and effect and with respect to which no appeal, request for stay, request for reconsideration or other request for review is pending; with respect to which the time for appeal, requesting a stay, requesting reconsideration or requesting other review has expired; and with respect to which the time for the Governmental Body to set aside the order sua sponte has expired.

“Final Purchase Price Calculation Statement” is defined in Section 2.6.

“Financial Statements” is defined in Section 3.4.

“Financing” is defined in Section 4.3.

“Financing Letters” is defined in Section 4.3.

“GAAP” means generally accepted accounting principles used in the United States.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any: (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national governmental or quasi-governmental organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“HSR Act” is defined in Section 7.1(b).

“Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as, hazardous, radioactive, or toxic or a pollutant or a contaminant under any Environmental Law, including any regulated mixture or solution thereof.

“Inbound IP Agreement” means any written Contract entered into by the Company or its Subsidiary under which the Company or its Subsidiary is granted the right to use Licensed IP.

“Indemnified Company Personnel” is defined in Section 6.1(a).

“Indemnified Guarantees” is defined in Section 7.4(a).

“Indemnified Party” is defined in Section 11.4(a).

“Indemnifying Party” is defined in Section 11.4(a).

“Insurance Policy” is defined in Section 3.17(a).

“Intellectual Property” or “IP” means all intellectual, industrial and/or proprietary rights, whether domestic or foreign, in and to the following, without limitation: (a) all inventions (whether or not patentable and whether or not reduced to practice) and invention disclosures; (b) all patents and all patent applications, including, without limitation, continuations, continuations-in-part, divisionals, provisionals, reexaminations, reissue applications and renewals; (c) all copyrights, whether registered or unregistered and all other rights corresponding thereto, and mask works and registrations and applications therefor; (d) all trade names, trademarks, trade dress, service marks and domain names (including, without limitation, any word, symbol, product configuration, icon, logo and all goodwill associated therewith) along with registrations therefor and applications for registration thereof; (e) all Confidential Information; and (f) software and (g) all rights to sue or otherwise claim for past, present or future infringement or unauthorized use or disclosure of any of the assets, properties or rights described in the foregoing clauses (a) – (f).

“IRC” means the Internal Revenue Code of 1986, as amended, or any successor law, and the regulations issued by the IRS pursuant thereto.

“IRS” means the U.S. Internal Revenue Service or any successor agency, and, to the extent relevant, the U.S. Department of the Treasury.

“Key Employees” is defined in Section 3.19.

An individual will be deemed to have “Knowledge” of a particular fact or matter if he or she is actually aware of such fact or matter or would have been aware of such fact or matter after reasonable inquiry consistent with his or her relevant title and responsibility; provided, however, that (i) each of Messrs. Mulkey, Macon, NeCastro and Cruz III will only be deemed to have “Knowledge” of a particular fact or matter if he is actually aware of such fact or matter and (ii) Ms. Holden will only be deemed to have “Knowledge” of a particular fact or matter if she is aware of such fact or matter after reasonable inquiry consistent with her title, tenure and responsibility at the applicable time or during the applicable period to which such Knowledge relates. Seller will be deemed to have “Knowledge” of a particular fact or matter if any of Bill Glass, Brad Kates, Blythe Holden, Jody Mulkey, Scott Macon, Joseph NeCastro, and Anatolio Cruz III has, or at any time had, Knowledge of such fact or matter in accordance with the preceding sentence. Purchaser will be deemed to have “Knowledge” of a particular fact or matter if any officer, director or employee of Purchaser with material involvement in the Contemplated Transactions (including the diligence performed by Purchaser on the Company and its Subsidiary prior to the date of this Agreement) has, or at any time had, Knowledge of such fact or matter in accordance with the first sentence of this definition.

“Leased Real Property” is defined in Section 3.6.

“Legal Requirement” means any Order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty of any Governmental Body.

“Licensed IP” means all Third Party Intellectual Property Rights that are used or held for use by the Company or its Subsidiary under or pursuant to an Inbound IP Agreement.

“Losses” means any loss, damage, liability, settlement, judgment, award, fine, penalty, fee (including reasonable attorneys’ fees, whether relating to a Third Party Claim or an action by an Indemnified Party to enforce its rights under this Agreement), cost (including out-of-pocket costs of investigation) or expense of any nature.

“Management Incentive Plan” is defined in Section 6.2.

“Material Adverse Effect” means any change, circumstance, development or event that individually or in the aggregate with all other changes, circumstances, developments or events, has had, or could reasonably be expected to have a material adverse effect on or with respect to (A) the financial condition, business, assets, operating results, or operations of the Company and its Subsidiary, taken as a whole, or (B) the ability of Seller to consummate or perform the Contemplated Transactions in accordance with the terms of this Agreement; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect with respect to (A) above: (i) any change in any Legal Requirement (other than any Order binding on Seller, the Company or their respective Subsidiaries), (ii) any change in GAAP or official interpretations thereof, or (iii) any change resulting from or arising out of general market, economic or political conditions in the particular industries in which the Company or its Subsidiary conducts business (including any change arising out of acts of terrorism, or war, weather conditions or other force majeure events), unless such conditions disproportionately affect the Company and its Subsidiary, taken as a whole.

“Material Authorizations” is defined in Section 3.15.

“Material Contracts” is defined in Section 3.16(a).

“Maximum Premium” is defined in Section 6.1(b).

“Minimum Net Cash Amount” means an amount equal to $1,500,000.

“Multi-Employer Plan” is defined in Section 3.12(b)(i).

“Multiple Employer Plan” is defined in Section 3.12(d)(iii).

“New York Courts” is defined in Section 12.12(b).

“Nondisclosure Agreement” means such non-disclosure agreement dated as of November 4, 2010 by and between the Company and an Affiliate of Purchaser.

“Note” means a $10,000,000 note payable by Purchaser to Seller on the date that is one (1) year after the Closing Date, in the form attached hereto as Exhibit B.

“Order” means any award, decree, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made, or rendered by any court, administrative agency or other Governmental Body or by any arbitrator or arbitration panel.

“Ordinary Course of Business” means an action taken by a Person only if such action is consistent with the past customs and practices of such Person and is taken in the ordinary course of such Person’s normal day-to-day operations.

“Organizational Documents” means (a) the articles or certificate of incorporation and bylaws or code of regulations of a corporation; or (b) the articles of organization or certificate of formation or similar document and limited liability company agreement or operating agreement or similar document of a limited liability company; (c) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (d) any amendment to any of the foregoing.

“Other Benefit Obligations” is defined in Section 3.12(a).

“Owned IP” means all Intellectual Property owned by or under obligation of assignment to the Company or its Subsidiary.

“PBGC” is defined in Section 3.12(a).

“Pension Plan” is defined in Section 3.12(a).

“Permitted Encumbrances” means (i) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Encumbrances arising or incurred in the Ordinary Course of Business for amounts not yet delinquent or which are being contested in good faith by appropriate proceedings, (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, (iii) Encumbrances for Taxes and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty, and (iv) imperfections of title, restrictions or Encumbrances, if any, which do not, individually or in the aggregate, materially impair the continued use and operations of the specific assets to which they relate.

“Person” means any individual, Entity or Governmental Body.

“Personally Identifiable Information” is defined in Section 3.22(b).

“Plan” is defined in Section 3.12(a).

“Plan Sponsor” is defined in Section 3.12(a).

“Pre-Closing Period” means the period from the date of this Agreement through the Closing.

“Pre-Closing Tax Period” is defined in Section 7.2(d).

“Proceeding” means any action, arbitration, audit, hearing, inquiry, examination, investigation, litigation, suit or proceeding (whether civil, criminal, administrative, investigative, appellate or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or any arbitrator or arbitration panel.

“Purchaser” is defined in the first paragraph of this Agreement.

“Purchaser Benefit Plans” is defined in Section 7.6(b).

“Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Standards License (SISL), (g) the BSD License, (h) Affero GPL and (i) the Apache License.

“Qualified Plan” is defined in Section 3.12(a).

“Representative” means with respect to a particular Person, any director, officer, member, manager, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” is defined in the first paragraph of this Agreement.

“Seller Affiliated Group” is defined in Section 3.11(a).

“Shares” has the meaning given to such term in the recitals to this Agreement.

“Special Claims” is defined in Section 11.3(a).

“Spyware” is defined in Section 3.22(b).

“Straddle Period” means any taxable period that begins before the Closing Date and ends after the Closing Date.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests of such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Tax” or “Taxes” means (a) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding on amounts paid to or by the Company or its Subsidiary, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty, governmental fee, or other tax or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount, imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign), (b) any liability of the Company or its Subsidiary for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period prior to the Closing, and (c) any liability of the Company or its Subsidiary for the payment of any amounts of the type described in clause (a) as a result of any obligation to indemnify any other Person.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Date” is defined in Section 10.1(c).

“Termination Fee” is defined in Section 10.3.

“Third Party Claim” is defined in Section 11.4(a).

“Third Party Intellectual Property Rights” means Intellectual Property rights of Seller or its Affiliates (other than the Company and its Subsidiary) or any third party.

“Transition Services Agreement” is defined in the recitals hereto.

“TSA End Date” is defined in Section 7.6(e).

“Survival Date” is defined in Section 11.1.

“UK Company Plan” is defined in Section 3.12(a).

“Websites” is defined in Section 3.22(a).

“Welfare Plan” is defined in Section 3.12(a).

“Working Capital” means the consolidated working capital (excluding Cash) of the Company and its Subsidiary as of the Closing Date determined from the books and records of the Company and its Subsidiary in accordance with GAAP, applied on a basis consistent with the basis on which the Financial Statements for the most recent fiscal year-end were prepared.

“Working Capital Adjustment” means (a) if the amount of the Closing Working Capital is less than the Working Capital Target, a reduction to the Cash Purchase Price equal to the absolute value of the difference between the amount of the Closing Working Capital and the Working Capital Target; and (b) if the amount of the Closing Working Capital is greater than the Working Capital Target, an increase to the Cash Purchase Price equal to the difference between the amount of the Closing Working Capital and the Working Capital Target.

“Working Capital Target” means the amount of $2,409,000.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Purchaser the Shares, free and clear of all Encumbrances, and Purchaser shall purchase, acquire and accept from Seller the Shares at Closing as provided in Section 2.2.

Section 2.2 Purchase Price. The aggregate purchase price to be paid for the Shares shall be (A) cash in an amount equal to (i) $150,000,000, (ii) plus or minus the Closing Net Cash Adjustment, if any, and (iii) plus or minus the amount of the Working Capital Adjustment (the “Cash Purchase Price”), (B) the Note, and (C) when, as, if and to the extent payable pursuant to Section 2.7, the Earn-out Payment (together with the Cash Purchase Price and the Note, the “Purchase Price”).

Section 2.3 Closing. The closing of the Contemplated Transactions (the “Closing”) will take place at the offices of Shearman & Sterling LLP, 525 Market Street, Suite 1500, San Francisco, CA 94105 at 10:00 a.m. (local time) on the second Business Day following the date on which the last of the conditions set forth in Article VIII and Article IX is satisfied or waived (other than conditions that by their nature cannot be satisfied until the Closing Date, but subject to satisfaction or waiver of such conditions), or at such other time, date and place as the parties may agree. The date on which the Closing will occur is referred to herein as the “Closing Date.”

Section 2.4 Closing Deliveries. At the Closing:

(a) Purchaser will (i) pay to Seller the Cash Purchase Price and (ii) deliver to Seller the Note;

(b) Seller shall deliver to Purchaser (i) one or more stock certificates evidencing the Shares, which certificates shall be duly endorsed in blank or accompanied by duly executed stock powers, in each case in form and substance reasonably acceptable to Purchaser, as required in order to validly transfer title in and to the Shares, and (ii) a receipt for the Purchase Price; and

(c) each party shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party pursuant to Article VIII and Article IX and the other provisions of this Agreement, as applicable.

Section 2.5 Estimated Purchase Price Calculation Statement. Seller shall prepare and deliver to Purchaser, at least five (5) Business Days prior to the Closing Date, a written statement (the “Estimated Purchase Price Calculation Statement”) setting forth (a) Seller’s good faith estimate of the amount of the Closing Debt, Closing Cash and Closing Net Cash Adjustment, (b) Seller’s good faith estimate of the amount of the Closing Working Capital and the Working Capital Adjustment calculated in accordance herewith and Annex I hereto and (c) the calculation of the Cash Purchase Price based thereon. The Estimated Purchase Price Calculation Statement shall (i) be accompanied by all information reasonably necessary to determine the information contained in such Estimated Purchase Price Calculation Statement and such other information as may be reasonably requested by Purchaser and (ii) be duly certified by a duly authorized officer of Purchaser to be a true, correct and complete estimate of the amounts set forth therein as of the Closing Date. Upon delivery of the Estimated Purchase Price Calculation Statement, Seller shall provide Purchaser and its Representatives with reasonable access to the employees, agreements and books and records of Seller and the Company to verify the accuracy of such amounts. In the event that Purchaser does not agree that Seller’s estimate of the amount of the Closing Debt, the Closing Cash, the Closing Working Capital, the Working Capital Adjustment, or the Cash Purchase Price were arrived at in accordance with this Agreement and GAAP and on a basis consistent with the Financial Statements and the principles set forth in Annex I hereto, Seller and Purchaser shall negotiate in good faith to mutually agree upon acceptable estimates, and Seller shall consider in good faith any proposed comments or changes that Purchaser may reasonably suggest; provided, however, that Seller’s failure to include any changes proposed by Purchaser, or the acceptance by Purchaser of the Estimated Purchase Price Calculation Statement, shall not limit or otherwise affect Purchaser’s remedies under this Agreement, including Purchaser’s right to include such changes or other changes in the Final Purchase Price Calculation Statement, or constitute an acknowledgment by Purchaser of the accuracy of the Estimated Purchase Price Calculation Statement.

Section 2.6 Post-Closing Purchase Price Adjustment.

(a) Purchaser shall prepare and deliver to Seller, within sixty (60) days after the Closing Date, a written statement (the “Final Purchase Price Calculation Statement”) setting forth Purchaser’s good faith calculations of (i) the amount of the Closing Debt, the Closing Cash and the Closing Net Cash Adjustment, and (ii) the amount of the Closing Working Capital and the Working Capital Adjustment calculated by reference thereto, which calculations shall be made in accordance with GAAP and on a basis consistent with the Financial Statements and the principles set forth on Annex I hereto. The Final Purchase Price Calculation Statement shall contain a recalculation of the Cash Purchase Price based on the foregoing amount of Closing Net Cash Adjustment and the Working Capital Adjustment and the principles set forth in Annex I hereto. The Final Purchase Price Calculation Statement shall (i) be accompanied by all information reasonably necessary to determine the information contained in such

Final Purchase Price Calculation Statement and such other information as may be reasonably requested by Seller and (ii) be duly certified by a duly authorized officer of Purchaser.

(b) If Seller does not notify Purchaser in writing within thirty (30) days after receipt of the Final Purchase Price Calculation Statement that it disputes any of the information or calculations provided in the Final Purchase Price Calculation Statement, Purchaser’s statement of the Closing Debt, Closing Cash and Closing Net Cash Adjustment and the Closing Working Capital and Working Capital Adjustment shall be final and conclusive. If Seller disagrees with any of the amounts reflected in the Final Purchase Price Calculation Statement, Seller may, within thirty (30) days after delivery of such statement to it, deliver a written notice to Purchaser stating in reasonable detail the existence, nature and basis of such disagreement and specifying the amount thereof in dispute, provided, that, Seller may only dispute amounts reflected on the Final Purchase Price Calculation Statement on the basis that the amounts reflected on the Final Purchase Price Calculation Statement were not arrived at in accordance with this Agreement and GAAP and on a basis consistent with the Financial Statements and the principles set forth on Annex I hereto. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees. If such notice of disagreement shall be delivered, the parties shall use their reasonable best efforts to reach agreement on the disputed items or amounts within thirty (30) days after Purchaser’s receipt of such notice. If the parties are unable to reach agreement on the disputed items within such period, then the issues in dispute will be submitted to Deloitte & Touche LLP, independent public accountants (the “Accountants”), for review and resolution, with instructions to complete the review as promptly as practicable. Purchaser and Seller each will furnish to the Accountants such workpapers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its Subsidiaries (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The Accountants shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. The resolution of the Accountants shall be conclusive and binding on the parties and may be entered and enforced in any court of competent jurisdiction. The parties agree that the fees of the Accountants shall be allocated between Seller and Purchaser in the same proportion that the aggregate amount of such remaining disputed items submitted to the Accountants that is unsuccessfully disputed by each such party (as finally determined by the Accountants) bears to the total amount of such remaining disputed items so submitted.

(c) The Estimated Purchase Price Calculation Statement and the Final Purchase Price Calculation Statement shall be prepared in accordance with GAAP, and using the same accounting principles, practices and methodologies, consistently applied, that were used to prepare the Financial Statements. Solely for purposes of determining the Estimated Purchase Price Calculation Statement and the Final Purchase Price Calculation Statement, the parties hereby agree to the Working Capital Guidelines set forth on Annex I.

(d) During its review period, Seller and its Representatives shall have reasonable access during regular business hours and upon reasonable notice to all relevant books and records and employees of the Company or its Subsidiary involved in the preparation of the Final Purchase Price Calculation Statement to the extent it reasonably deems necessary to review matters and information related to the preparation of the Final Purchase Price Calculation Statement (and including without limitation any financial and other information relating to periods after the Closing Date that may be relevant to or helpful in the review of the Final Purchase Price Calculation Statement) in a manner not unreasonably interfering with the business of the Company.

(e) Upon the earlier of (A) the notification by Seller of its acceptance of the Final Purchase Price Calculation Statement, (B) the thirtieth (30th) calendar day following the receipt of the Final Purchase Price Calculation Statement by Seller, provided that Seller does not properly deliver a written notice of disagreement on or prior to such date, (C) resolution of any disagreement by Purchaser and Seller, and (D) the final determination of the Accountants (the “Final Determination”), each in accordance with this Section 2.6, the Cash Purchase Price shall be recalculated using such finally determined amounts in lieu of the estimates of such amounts used in the calculation of the estimated Cash Purchase Price payable at Closing; provided, however, for the purposes of Section 2.6(e)(i) only, if the closing Working Capital Adjustment as finally determined is greater than the estimated Working Capital Adjustment used in the calculation of the estimated Cash Purchase Price, then the estimated Working Capital Adjustment shall be used to recalculate the final Cash Purchase Price.

(iii) If the Cash Purchase Price as recalculated pursuant to this Section 2.6(e) is greater than the estimated Cash Purchase Price payable at Closing, then Purchaser shall cause to be paid to Seller such excess amount.

(iv) If the Cash Purchase Price as recalculated pursuant to this Section 2.6(e) is equal to the estimated Cash Purchase Price payable at Closing, then no further payment shall be payable by Purchaser or Seller under this Section 2.6(e).

(v) If the Cash Purchase Price as recalculated pursuant to this Section 2.6(e) is less than the estimated Cash Purchase Price payable at Closing, then Seller shall pay to Purchaser the amount of such deficiency.

(vi) Any payments made pursuant to this Section 2.6(e) shall be made by wire transfer of immediately available funds no later than three Business Days after the Final Determination and shall be deemed to be adjustments to the Purchase Price for all Tax purposes.

(f) Withholding. Purchaser and the Company (and any other Person required to withhold with respect to any payment made under this Agreement) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid; and, such withheld Taxes shall not be treated as current liabilities (nor shall any amounts withheld be treated as an asset) of the Company for any calculation of Working Capital.

Section 2.7 Earn-out Payment.

(a) In addition to the Cash Purchase Price and the Note, Purchaser shall pay the Earn-out Payment, if any, determined and payable in accordance with this Section 2.7. As used herein, the “Earn-out Payment” shall be an amount determined by reference to the EBITDA achieved for the calendar year ended December 31, 2012 (such calendar year, the “Earn-out Period”) and calculated as set forth in this Section 2.7, as follows:

(i) If EBITDA for the Earn-out Period is less than $50,255,000, there shall be no Earn-out Payment;

(ii) If EBITDA for the Earn-out Period is $52,900,000 or greater, the Earn-out Payment shall be $5,000,000; and

(iii) If EBITDA for the Earn-out Period is greater than $50,255,000 but less than $52,900,000, then the Earn-out Payment shall be an amount equal to the product of (A) $5,000,000, multiplied by (B) a fraction, the (i) numerator of which is the EBITDA for the Earn-out Period minus $50,255,000, and (ii) the denominator of which is $2,645,000.

Notwithstanding the foregoing, in the event an Acceleration Event occurs, the Earn-out Payment shall be $5,000,000.

(b) For purposes of this Section 2.7, “EBITDA” means earnings of the Company and its Subsidiary, taken as a whole, before interest, taxes, depreciation and amortization and net of expenses associated with capitalized software development, if any, determined from the books and records of the Company and its Subsidiary in accordance with GAAP applied on a basis consistent with the basis on which the Financial Statements from the most recent fiscal year-end were prepared and applying the accounting policies used in preparation of the Financial Statements, except with respect to the expensing, rather than capitalizing, of costs related to software development.

(c) Whether the Earn-out Payment is due by Purchaser to Seller shall be determined as of the end of the calendar year ended December 31, 2012 (the “Earn-out Determination Date”). As promptly as practicable, but in any event within sixty (60) days following the Earn-out Determination Date, Purchaser shall deliver to Seller a written statement (the “Earn-out Statement”) setting forth in reasonable detail Purchaser’s good faith calculation of the EBITDA for the Earn-out Period and Purchaser’s determination of whether the Earn-out Payment is due. After delivery of the Earn-out Statement and until any dispute with respect thereto is finally resolved, Seller and its accountants shall be permitted reasonable access, during normal business hours and upon reasonable notice, to review the books and records of the Company and its Subsidiary related to the preparation of the Earn-out Statement or the calculation of EBITDA; provided, however, that such access does not (i) unreasonably disrupt the normal operations of the Business, (ii) result in the waiver of any attorney-client privilege or the disclosure of any trade secrets or (iii) violate any Legal Requirement or the terms of any applicable Contract. Seller and its accountants may make inquiries of Purchaser, the Company and its Subsidiary and their accountants regarding questions concerning or disagreements with the Earn-out Statement arising in the course of their review thereof, and each of Purchaser and the Company and its Subsidiary shall, and shall use their commercially reasonable efforts to cause such accountants to, cooperate with and respond to such inquiries and, subject to the foregoing, to provide all information in their (or their accountants’) possession (including, without limitation, the work papers of their accountants) that is related to such review or the resolution of such disagreements. Purchaser’s Earn-out Statement shall be conclusive and binding upon the parties hereto unless, within thirty (30) days following Seller’s receipt of such Earn-out Statement (the “Earn-out Review Period”), Seller provides Purchaser a written statement that it disagrees with Purchaser’s Earn-out Statement (the “Earn-out Objection Statement”). The Earn-out Objection Statement must include in reasonable detail Seller’s calculation of the EBITDA for the Earn-out Period and whether the Earn-out Payment is due. If a Earn-out Objections Statement is timely delivered to Purchaser, Seller and Purchaser shall negotiate in good faith to resolve any objections set forth in the Earn-out Objections Statement (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties). If, for any reason, Seller and Purchaser do not reach a final resolution within 15 days after the delivery of the Earn-out Objections Statement, then (i) to the extent that such dispute relates to the determination of accounting matters, Seller and Purchaser shall mutually engage and submit such dispute to the Accountants for final and binding resolution or (ii) to the extent that such dispute relates to any other matters (e.g., compliance with the provisions of Section 2.7(f) below) or if the parties disagree as to whether the dispute relates solely to the determination of accounting matters, they shall resolve such dispute in accordance with the provisions of Section 12.13 hereof. If any dispute is submitted to the Accountants, each party will furnish to the Accountants and the other party such work papers and other documents and information relating to the disputed issues as the Accountants may reasonably request and are available to that party or its independent accountants, and each party shall be afforded the opportunity to present the Accountants material relating to the determination and to discuss the determination with the Accountants. The Accountants shall resolve matters in dispute and establish the Earn-out Payment to reflect such resolution. In the engagement letter or agreement pursuant to which Seller and Purchaser mutually engage the Accountants, the Accountants shall be required, in reaching its final and binding determination, to base such determination upon, and ensure that such determination is consistent with, the applicable accounting practices and procedures and the applicable definitions set forth in this Agreement. Seller and Purchaser shall use their commercially reasonable efforts to cause the Accountants to reach its written determination as soon as practicable and no later than 45 days after such dispute was submitted to the Accountants, or as soon as practicable thereafter. The determination by the Accountants shall be final, binding and non-appealable on the parties hereto and may be entered and enforced in any court having jurisdiction. The fees and expenses of the Accountants pursuant to this Section 2.7 shall be borne by Purchaser if the Earn-out Payment is determined to be due by the Accountants and by Seller if the Earn-out Payment is determined to not be due by the Accountants.

(d) The Earn-out Payment shall be paid as follows: (i) if the Earn-out Statement delivered by Purchaser to Seller reflects EBITDA resulting in the obligation to pay the Earn-out Payment, then Purchaser shall pay such amount concurrently with the delivery of the Earn-out Statement, (ii) without limiting clause (i), if Seller delivers a Earn-out Objections Statement to Purchaser and Purchaser becomes obligated to pay the Earn-out Payment, then within five Business Days of such resolution (negotiated or otherwise), Purchaser shall pay such amount, and/or (iii) as soon as practicable after, but in no event later than five Business Days following, an Acceleration Event (or, in the event there is a dispute between Purchaser and Seller with respect to the existence of an Acceleration Event, then as soon as practicable after, but in no event later than five Business Days following, resolution (negotiated or otherwise) of such dispute). Any payment of the Earn-out Payment shall be by wire transfer of immediately available funds to an account designated by Seller. To the extent any Earn-out Payment is not paid by Purchaser to Seller when due hereunder, such amount shall bear interest from and including the date such payment was due to the date of payment at a rate per annum equal to 6%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(e) In the event that at any time prior to the Earn-out Determination Date, (i) (A) there occurs a liquidation or dissolution of the Company and its Subsidiary other than into an Affiliate of Purchaser, (B) there occurs a sale, license or other transfer of all or substantially all of the aggregate assets of the Company and its Subsidiary to a Person that is not an Affiliate of Purchaser in one or a series of transactions, (C) there occurs a merger, reorganization, consolidation or share exchange in which the outstanding equity securities of the Company and its Subsidiary are cancelled, converted into or exchanged for a different kind of securities of the successor entity and the successor entity is not an Affiliate of Purchaser, or (D) there occurs an acquisition of all or substantially all of the outstanding equity securities of the Company and its Subsidiary by a Person that is not an Affiliate of Purchaser, or (ii) Purchaser or any of its Affiliates breaches the terms of Sections 2.7(f)(i), or 2.7(f)(ii) in a manner that, individually or in the aggregate, materially and adversely affects EBITDA for the Earn-out Period (each of the events described in clauses (i)-(ii) of this Section 2.7(e) is referred to herein as an “Acceleration Event”; provided, however, that an event described in clause (i)(B)-(D) shall not constitute an Acceleration Event if the aggregate purchase price consideration, including the value of any non-cash consideration, received by Purchaser and its Affiliates in connection with such transaction is less than $165,000,000 unless the transferee in the applicable transaction has not agreed in writing to be bound by the terms of this Section 2.7), then the Earn-out Payment shall become due and payable immediately.

(f) It is expressly acknowledged and understood by the parties hereto that the inclusion of the Earn-out Payment as part of this Agreement is a principal term hereof and the opportunity to achieve the same constitutes substantial consideration for Seller’s willingness to execute this Agreement and consummate the Contemplated Transactions. In light of the foregoing, except as required by Legal Requirement, from the Closing through the earlier of (i) the Earn-out Determination Date and (ii) the occurrence of an Acceleration Event, without the consent of Seller:

(i) Purchaser shall operate the Business with distinct books and records so as to allow for the determination of EBITDA; and

(ii) Purchaser shall not (A) intentionally divert any material business opportunity relating to the Business to other business units of Purchaser primarily for the purpose of frustrating Seller’s achievement of the Earn-out Payment, (B) operate the Business in a manner a substantial purpose of which is to thwart or prevent the earning of the Earn-out Payment or (C) take any other action with the substantial purpose of artificially preventing or decreasing the Earn-out Payment, including by way of deferral or acceleration of revenues and expenses outside of the Ordinary Course of Business.

Without limiting the foregoing, if Purchaser requests that Seller consent to any action, omission, waiver or modification of the foregoing, Seller shall consider the requested consent in good faith and shall grant such consent if the specific action, omission, waiver or modification, considered separately or together with all such other actions, omissions, waivers or modifications consented to by Seller, would not reasonably be expected to adversely impact the Earn-out Payment that otherwise would be achievable in the absence of such action(s), omission(s), waiver(s) and/or modification(s). For the avoidance of doubt, nothing contained in this Section 2.7(f) is intended to restrict Purchaser’s right to control the Company and its Subsidiary in any respect, including, without limitation, the hiring or termination of employees, the incurrence of expenses and requiring compliance with Purchaser’s and its Affiliates’ internal controls, corporate governance policies and procedures, legal and regulatory compliance standards and other similar matters. Accordingly, Seller acknowledges and agrees that, in the event that any of the provisions of this Section 2.7(f) shall be breached in a manner that, individually or in the aggregate, materially and adversely affects the calculation of EBITDA, Seller’s sole and exclusive remedy shall be a claim or action to recalculate and/or appropriately adjust the EBITDA and/or, only in the event that any of the provisions of Sections 2.7(f)(i) or 2.7(f)(ii) are breached in a manner that, individually or in the aggregate, materially and adversely affects the Earn-out Payment payable, to establish that such breach constitutes an Acceleration Event, and Seller shall have no right to specifically enforce compliance with the provisions of this Section 2.7(f).

(g) Notwithstanding anything in this Agreement, none of Purchaser, the Company or any of their Affiliates (i) will owe Seller any fiduciary duty in respect of this Section 2.7 or the earning of any Earn-out Payment or (ii) will have any obligation in respect of this Section 2.7 other than an obligation to comply with (x) the covenants and agreements expressly set forth in this Section 2.7 and (y) the covenant of good faith and fair dealing implied in all contracts governed by New York law, it being the parties’ intention that any other covenants, agreements and/or obligations in respect of this Section 2.7 and the earning or payment of the Earn-out Payment are expressly waived and disclaimed. In addition, the rights of Seller to payment pursuant to this Section 2.7 will not be represented by a certificate, are personal to Seller and shall not be transferable for any reason, provided, that, without limitation of Section 2.7(e), Purchaser shall be entitled to transfer the rights hereunder to any of its successors by merger, sale of all or substantially all of its outstanding capital stock or sale of all or substantially all of its assets, provided the transferee has agreed in writing to be bound by the terms of this Agreement. Any attempted transfer of such right by Seller or Purchaser (other than as permitted by the immediately preceding sentence) shall be null and void.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Contemporaneously with the execution and delivery of this Agreement, Seller is delivering to Purchaser the disclosure schedules attached hereto (the “Disclosure Schedules”). Any exception, qualification, limitation, document or other item described in any section or subsection of the Disclosure Schedules with respect to a particular representation or warranty contained in this Agreement shall be deemed to be an exception or qualification with respect to such section or subsection and such other sections and subsections contained therein to the extent it is readily apparent based solely on the face of such disclosure that such disclosure is relevant to such other section or subsection. Nothing in the Disclosure Schedules is intended to broaden the scope of any representation, warranty or covenant of Seller contained in this Agreement. Subject to the foregoing, Seller hereby represents and warrants to Purchaser as follows as of the date hereof and the Closing Date:

Section 3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California, with full corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently contemplated to be conducted. The Company has no Subsidiaries, and owns no equity interest in any Entity, other than Shopzilla (Europe) Limited, a corporation organized, validly existing, and in good standing under the laws of England and Wales, with full corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted and as currently contemplated to be conducted. Each of the Company and its Subsidiary is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect.

Section 3.2 Authority; Binding Obligation; No Conflict.

(a) Seller is a corporation duly incorporated or organized, validly existing and in good standing under the Laws of the State of Ohio and has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by (i) laws of general application relating to bankruptcy or insolvency, or moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, regardless of whether asserted in a Proceeding in equity or at law. Neither the Company nor its Subsidiary is in violation of its Organizational Documents.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of the Contemplated Transactions by Seller will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of the Company or its Subsidiary, or any resolution adopted by the board of directors or the shareholders of the Company or its Subsidiary; (ii) subject to compliance with the requirements set forth in Schedule 3.2(c)(ii), contravene, conflict with, or result in a violation of any material Legal Requirement applicable to the Company or its Subsidiary; (iii) contravene, conflict with, or result in a violation of any of the terms of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Material Authorization that is held by the Company or its Subsidiary or that otherwise relates to the business of, or any of the material assets owned or used by, the Company or its Subsidiary; (iv) except as set forth in Schedule 3.2(b)(iv), contravene, conflict with, or result in a violation or breach of any Material Contract to which the Company or its Subsidiary is bound; or (v) result in the imposition or creation of any Encumbrance upon or with respect to any of the material assets owned or used by the Company or its Subsidiary, except for Permitted Encumbrances.

(c) Neither the Company nor its Subsidiary is required to obtain any Consent from or give any notice to any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions except (i) such filings, authorizations, orders or approvals as may be required by the HSR Act, if any, (ii) as set forth in Schedule 3.2(c)(ii) or (iii) where the failure to obtain such Consent or give such notice, would not, individually or in the aggregate, reasonably be expected to materially impair the conduct of the Business after the Closing or materially impair or delay the ability of Seller to consummate the Contemplated Transactions.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 1,000 shares of Common Stock, 100 shares of which are issued and outstanding as of the date of this Agreement. All of the Shares are beneficially owned and held of record by Seller free and clear of all Encumbrances, are duly authorized, validly issued, fully paid and non-assessable, and were issued in all material respects in conformity with all applicable state and federal securities laws. Except for the Shares, the Company has no other equity securities of any class issued, reserved for issuance, or outstanding. Other than this Agreement, there are no outstanding Contracts relating to the sale or transfer of any of the Shares, or

Contracts or other rights to subscribe for or to purchase shares of capital stock of any class or kind of the Company.

(b) The authorized capital stock of the Company’s Subsidiary consists of 1,000 shares of Common Stock, £1 par value, all of which are issued and outstanding (“Subsidiary Shares”). All of the Subsidiary Shares are beneficially owned and held of record by the Company free and clear of all Encumbrances, are duly authorized, validly issued, fully paid and non-assessable, and were issued in all material respects in conformity with all applicable state and federal securities laws. Except for the Subsidiary Shares, the Company’s Subsidiary has no other securities of any class or kind, issued, reserved for issuance or outstanding. There are no outstanding Contracts relating to the sale or transfer of any of the Subsidiary Shares and there are no outstanding Contracts or other rights to subscribe for or to purchase shares of capital stock of any class or kind of the Company’s Subsidiary.

Section 3.4 Financial Statements.

(a) Seller has delivered to Purchaser the unaudited consolidated balance sheets of the Company and its Subsidiary as at December 31, 2008, December 31, 2009, and December 31, 2010, and the related statements of earnings of the Company for the fiscal years then ended (collectively, the “Financial Statements”). Except as otherwise set forth therein or in Schedule 3.4(a), the Financial Statements present fairly in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity and cash flows as of the respective dates of and for the periods then ended of the Company and its Subsidiary. The Financial Statements have been prepared on a stand alone basis in accordance with GAAP consistently applied throughout the periods covered and reflect all costs and expenses of conducting the Business, including proper allocations for all costs and expenses of services performed for the Company and its Subsidiary by Seller and its Affiliates (other than the Company and its Subsidiary), and were prepared from and are consistent with the books and records of Seller.

(b) Seller has devised and maintained systems of internal accounting controls with respect to the Company and its Subsidiary which are in all material respects effective in providing reasonable assurances that (i) transactions are executed in accordance with management’s authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (iii) access to their property and assets is permitted only in accordance with management’s authorization, (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.5 Books and Records. The books of account, minute books, and stock record books of the Company and its Subsidiary, all of which have been made available to Purchaser, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books of the Company and its Subsidiary contain accurate and complete records of all meetings held and actions taken by the respective boards of directors and shareholders of the Company and its Subsidiary, and no meeting of any of the stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of such books and records will be in the possession of the Company and its Subsidiary.

Section 3.6 Real Property.

(a) Neither the Company nor its Subsidiary currently owns, nor since July 1, 2008, has owned, any real property. Except as set forth in Schedule 3.6(a), the Company and its Subsidiary have valid leasehold title or the right to use or occupy pursuant to a sublease, license or other agreement all real property used or occupied as of the date of this Agreement by the Company and its Subsidiary (the “Leased Real Property”) in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) (i) Except as set forth in Schedule 3.6(b), all leases and subleases for the Leased Real Property are in full force and effect and are enforceable in accordance with their respective terms, except as such enforceability may be limited by (A) laws of general application relating to bankruptcy or insolvency, or moratorium or other similar laws affecting or relating to creditors’ rights generally, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies, and (ii) since July 1, 2008, no written notices of default under any lease or sublease for any Leased Real Property have been sent or received by the Company or its Subsidiary. Schedule 3.6(b) contains a complete and accurate list of all of the Leased Real Property, including in each case the addresses of such property.

Section 3.7 Assets. Except as set forth in Schedule 3.7, either the Company or its Subsidiary owns, leases or has the legal right to use all material properties and assets used or intended to be used in the conduct of the Business or otherwise owned, leased or used by the Company and/or its Subsidiary, and, with respect to contract rights, is a party to and enjoys the right to the benefits of all material contracts, agreements and other arrangements used or intended to be used in connection with the Business or relating to the conduct of the Business (the “Assets”). Except as set forth in Schedule 3.7, the Assets, taking into account all services, property, assets and rights to be provided pursuant to the Transition Services Agreement, constitute all material properties, assets and rights forming a part of, used, held or intended to be used in, and all such material properties, assets and rights as are necessary in the conduct of, the Business as currently conducted and as currently contemplated to be conducted. At all times since December 31, 2010, Seller has caused the Assets to be maintained in accordance with good business practice.

Section 3.8 Accounts Receivable. Except as set forth in Schedule 3.8, to the Knowledge of Seller, there are no material disputes with respect to any accounts receivable of the Company and its Subsidiary, as reflected in the December 31, 2010 Financial Statements, that have not been reserved for in accordance with past practices.

Section 3.9 Bank Accounts. Schedule 3.9 sets forth the account number and names of authorized signatories with respect to each account maintained by or for the benefit of the Company and its Subsidiary at any bank or other financial institution.

Section 3.10 No Undisclosed Liabilities. Neither the Company nor its Subsidiary has any material liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for: (i) liabilities reflected or reserved against in the unaudited consolidated balance sheets of the Company and its Subsidiary dated as of December 31, 2010 included in the Financial Statements; (ii) liabilities incurred in the Ordinary Course of Business since December 31, 2010; (iii) liabilities disclosed in Schedule 3.10; (iv) liabilities that have been discharged or paid off;

and (v) liabilities consisting of future performance or payment obligations (other than relating to a breach or default) under (a) Contracts that are not Material Contracts to which the Company or its Subsidiary is a party or by which it is bound, and (b) Material Contracts that are set forth on Schedule 3.16(a).

Section 3.11 Taxes.

(a) All Tax Returns required to be filed with respect to the Company and its Subsidiary (including any Tax Return filed by a consolidated, combined, affiliated or unitary group that includes Seller, the “Seller Affiliated Group”) have been timely filed (taking into account all extensions). All such Tax Returns were correct and complete in all material respects. All material Taxes due and owing (taking into account all extensions) by the Company or its Subsidiary for the periods covered by such Tax Returns (whether or not shown as due thereon) have been paid.

(b) Except as set forth on Schedule 3.11(b), there is no material audit or administrative or judicial proceeding pending or being conducted relating to any Tax Returns or material Taxes of the Company or its Subsidiary or the Seller Affiliated Group, and none of them has received any notice in writing of any claim or inquiry made by a Governmental Body having taxing authority (including jurisdictions where the Company or its Subsidiary have not filed Tax Returns) that either of them is or may be subject to material taxation by that jurisdiction. There are no Encumbrances with respect to Taxes upon the Company’s or its Subsidiary’s assets, except for Permitted Encumbrances.

(c) Except as set forth on Schedule 3.11(c), neither the Company nor its Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency the effect of which is to extend the statute of limitations or time with respect to which a Tax assessment or deficiency may be imposed or asserted to a date after the date hereof.

(d) The Company and its Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, or other Person.

(e) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in IRC §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date;

(iv) prepaid amount received on or prior to the Closing Date; or

(v) intercompany transaction to which the Company or its Subsidiary is a party.

(f) From and after June 27, 2005, (i) the Company has been a member of the Seller Affiliated Group or a consolidated, combined, affiliated or unitary group of which The E.W. Scripps Company is the parent and (ii) the Company and its Subsidiary have not been includible in any combined, consolidated or unitary Tax Return for any taxable period for which the statute of limitations has not expired, other than any Tax Return that includes Seller or The E.W. Scripps Company, and is not a party or otherwise bound by any Tax allocation or Tax sharing agreement.

(g) The Company is not and has not been a United States real property holding corporation within the meaning of IRC §897(c)(2) during the applicable period specified in IRC §897(c)(1)(A)(ii).

Section 3.12 Employee Benefits.

(a) As used in this Section, the following terms have the following meanings:

“Company Other Benefit Obligation” means an Other Benefit Obligation owed, adopted, or followed by the Company, an ERISA Affiliate, or any Subsidiary located outside the United States, with respect to an employee of the Company or its Subsidiary.

“Company Plan” means all Plans of which the Company or its Subsidiary is or was a Plan Sponsor, or to which the Company or its Subsidiary otherwise contributes or has contributed, with respect to an employee of the Company or its Subsidiary but shall exclude the UK Company Plans.

“ERISA Affiliate” means, with respect to the Company or its Subsidiary, any other Person that, together with the Company or its Subsidiary, would be treated as a single employer under IRC §414.

“Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, written or oral to provide benefits, severance, retention, change-in-control payments or any other compensation to present or former directors, employees, or agents, other than obligations, arrangements, policies, procedures, programs, or practices that are Plans. Other Benefit Obligations include, by way of example and without limitation, consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, practices or procedures and fringe benefits within the meaning of IRC §132.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” has the meaning set forth in ERISA §3(2)(A).

“Plan” has the meaning set forth in ERISA §3(3).

“Plan Sponsor” has the meaning set forth in ERISA §3(16)(B).

“Qualified Plan” means any Company Plan that meets or purports to meet the requirements of IRC §401(a).

“UK Company Plans” means the HL Vantage SIPP operated by Hargreaves Lansdown and the stakeholder pension scheme operated by Scottish Widows Fund and Life Assurance Society.

“Welfare Plan” has the meaning set forth in ERISA §3(1).

(b)(i) Schedule 3.12(b)(i) contains a complete and accurate list of all material Plans of which the Company or its Subsidiary is or has been a Plan Sponsor, in which the Company or its Subsidiary participates or has participated, or to which the Company or its Subsidiary contributes or has contributed during the past 3 years. Except as set forth on Schedule 3.12(b)(i), neither the Company nor its Subsidiary has ever established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any voluntary employees’ benefit association under IRC §501(c)(9), Pension Plan subject to Title IV of ERISA or multi-employer plan as defined in ERISA §3(37)(A) (a “Multi-employer Plan”). Except as would not reasonably be expected to have a Material Adverse Effect, there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liabilities under (A) Title IV of ERISA, (B) Section 302 of ERISA, or (C) Sections 412 and 4971 of the Code, in each case, that could reasonably be expected to be a liability of the Company of its Subsidiary following the Closing.

(ii) Schedule 3.12(b)(ii) contains a complete and accurate list of all material Company Other Benefit Obligations.

(iii) Except as set forth on Schedule 3.12(b)(iii), neither the Company nor its Subsidiary has any material liability for post-retirement benefits other than Pension Plans and the UK Company Plans.

(iv) The financial cost of all obligations owed under any Company Plan or Company Other Benefit Obligation as of December 31, 2010 is included in the Financial statements as of that date.

(c) Seller has made available to Purchaser copies, current as of the date hereof, of:

(i) all documents that set forth the terms of each material Company Plan, each material Company Other Benefit Obligation and of any related trust (or other funding vehicle), including (A) all plan descriptions and summary plan descriptions of Company Plans for which the Company or its Subsidiary is required to prepare, file, and distribute plan descriptions and summary plan descriptions, and (B) all summaries and descriptions furnished to participants and beneficiaries regarding Company Plans and Company Other Benefit Obligations for which a plan description or summary plan description is not required;

(ii) all material personnel, payroll, and employment manuals and policies of the Company and its Subsidiary;

(iii) any collective bargaining agreements pursuant to which contributions have been made or obligations incurred (including both pension and welfare benefits) by the Company or its Subsidiary, and any and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by the Company or its Subsidiary;

(iv) a written description of any material Company Plan or material Company Other Benefit Obligation that is not otherwise in writing;

(v) any insurance policies purchased by or to provide benefits under any material Company Plan;

(vi) all Contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any material Company Plan and material Company Other Benefit Obligation;

(vii) the most recent Form 5500 filed with respect to each material Company Plan, including all schedules thereto and the opinions of independent accountants; and

(viii) the most recent determination letter for each Qualified Plan.

(d) (i) The Company and its Subsidiary have each performed their obligations under all material Company Plans and Company Other Benefit Obligations in all material respects.

(ii) Each Company Plan and Company Other Benefit Obligation: (A) has been operated in material compliance with applicable Legal Requirements, including applicable provisions of ERISA and the IRC; (B) that is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter as to its qualification and, to the Knowledge of Seller, nothing has occurred, whether by action or inaction, that could reasonably be expected to cause the loss of such qualification; and (C) to the Knowledge of Seller, no event has occurred and no condition exists relative to any ERISA Affiliate that would subject the Company or its Subsidiary to any tax, fine, lien, penalty or other liability imposed by ERISA, the IRC or other applicable Legal Requirement, except as would not have a Material Adverse Effect.

(iii) No employee of the Company or its Subsidiary participates in a Multi-employer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). Neither the Company nor its Subsidiary or their ERISA Affiliates has incurred any withdrawal liability under a Multi-employer Plan or Multiple Employer Plan that has not been satisfied in full.

(iv) Except as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in conjunction with any other event such as termination of employment) (A) result in any material payment becoming due to any employee or former employee under any Company Plan or Company Other Benefit Obligation that could reasonably be expected to be a liability of the Company or its Subsidiary, (B) materially increase any benefits to employees or former employees otherwise payable under any Company Plan or Company Other Benefit Obligation that could reasonably be expected to be a liability of the Company or its Subsidiary following the Closing, (C) result in any acceleration of the time of payment, funding or vesting of any such benefits to employees or former employees that could reasonably be expected to be a liability of the Company or its Subsidiary to any material extent, (D) limit, or restrict the right to terminate any Company Plan or Company Other Benefit Obligation, (E) result in any payments that would not be deductible under IRC Section 280G, or (F) could reasonably be expected to result in an obligation to accelerate the funding of, or contribution to any, Company Plan or

Company Other Benefit Obligation pursuant to any applicable Legal Requirement, regulation, contractual arrangement or otherwise.

(v) Except as set forth in Schedule 3.12(d)(v), each foreign Company Plan or Company Other Benefit Obligation has been established, maintained and administered in material compliance with its terms and applicable Legal Requirements.

(vi) With respect to each Company Plan and each Company Other Benefit Obligation, (A) to the Knowledge of Seller, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or threatened, (B) to the Knowledge of Seller, no facts or circumstances exist that could give rise to any such actions, suits or claims, (B) no written or, to the Knowledge of Seller, oral communication has been received from the U.S. Department of Labor, the PBGC, the Internal Revenue Service or other Governmental Body regarding any administrative investigation, audit or other administrative proceeding by any such Governmental Body and, to the Knowledge of Seller, no such investigation, audit or other proceeding is pending, threatened or in progress (including, without limitation, any routine requests for information from the PBGC).

(vii) Except as set forth in Schedule 3.12(d)(vii), each Company Plan and each Company Other Benefit Obligation that is a nonqualified deferred compensation arrangement within the meaning of Section 409A(d)(1) of the Code has been maintained in compliance with Section 409A of the Code and, to the Knowledge of Seller, no facts or circumstances exist that could result in any current or former employee or director of the Company or its Subsidiary being required to recognize income under Section 409A of the Code.

(e)(i) All benefits payable under the UK Company Plans are money purchase benefits (as defined in section 181 of the UK Pension Schemes Act 1993).

(ii) Contributions payable by the Subsidiary to the UK Company Plans are not payable in arrears and all contributions which have fallen due for payment have been paid.

(iii) No contribution notice or financial support direction under the UK Pensions Act 2004 has been issued to the Company or its Subsidiary with respect to the UK Company Plans and, to the Knowledge of Seller, no facts or circumstances exist that could give rise to any such notice or direction.

Section 3.13 Compliance with Legal Requirements; Governmental Authorizations.

(a) Neither the Company nor its Subsidiary is in material conflict with, or material violation of, and since July 1, 2009 has not been in material conflict with, or material violation of, any material Legal Requirement applicable to its property or assets or operation of the Business (and there exists no event that, with notice or passage of time or both, would result in the Company or its Subsidiary being in material conflict with, or material violation of, any such material Legal Requirement), except as set forth on Schedule 3.13(a). Neither the Company nor its Subsidiary has, to the Knowledge of Seller, been charged or is under investigation with respect to any material violation of any Legal Requirement and none of Seller, the Company or the Company’s Subsidiary has received any written notice thereof. Notwithstanding anything to the contrary, this Section 3.13(a) does not relate to matters with respect to (i) Tax (which are the subject of Section 3.11), (ii) employee benefits matters

(which are the subject of Section 3.12) or (iii) Environmental Laws (which are the subject of Section 3.18).

(b) Each of the Company and its Subsidiary owns, holds or possesses all material Governmental Authorizations necessary to conduct its business substantially as conducted as of the date of this Agreement and as currently contemplated to be conducted and is in compliance in all material respects with such Governmental Authorizations (the “Material Authorizations”), except as set forth on Schedule 3.13(b)(i). All applications required to have been filed for the renewal or transfer of such Governmental Authorizations, and all other filings required to have been made with respect to such Governmental Authorizations, have been duly made on a timely basis with the appropriate Governmental Bodies. All Material Authorizations are valid and in full force and effect. Section 3.13(b)(ii) sets forth each Material Authorization. None of Seller, the Company or its Subsidiary has received any cease and desist letters or material written inquiries from any Governmental Body with respect to the Governmental Authorizations. No suspension or cancellation of any of the Material Authorizations is pending or, to the Knowledge of Seller, threatened. Neither the Company nor its Subsidiary is in material violation or breach of, or material default under, any Material Authorization.

(c) Except as disclosed in Schedule 3.13(c), since July 1, 2009, the Company and its Subsidiary have not (x) failed to comply in any material respect with material compliance policies applicable to the Company and its Subsidiary or (y) received in writing any material complaint from any Person, nor has the general counsel of the Company received, directly or indirectly, in writing from any third party any material allegation, assertion or claim, regarding material deficiencies in the compliance practices, procedures, methodologies or methods of the Company, its Subsidiary or their employees or their respective internal compliance controls, including any complaint, allegation, assertion or claim that the Company, its Subsidiary or their employees has engaged in illegal practices with respect to the Business of the Company or its Subsidiary.

(d) Since July 1, 2009, no director, officer or employee or, to the Knowledge of Seller, agent or other person affiliated with or acting on behalf of Seller, the Company or the Company’s Subsidiary, with respect to the Business, has made any unlawful payment or offered anything of value to any foreign government official or employee or to any foreign political party, party official or candidate for public office in material violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, modified or supplemented, together with all rules and regulations thereunder, or any other similar applicable Legal Requirement.

Section 3.14 Legal Proceedings; Orders.

(a) Except as set forth on Schedule 3.14(a), (i) no arbitration, hearing, litigation or suit is pending or, to the Knowledge of Seller, threatened against the Company or its Subsidiary and (ii) to the Knowledge of Seller, no other Proceeding is pending or threatened against the Company or its Subsidiary. There are no Proceedings pending or, to the Knowledge of Seller, threatened against the Company or its Subsidiary that, individually or in the aggregate, if decided against the Company or its Subsidiary, as applicable, would reasonably be expected to have a Material Adverse Effect or that would have the effect of materially delaying the consummation of the Contemplated Transactions.

(b) Except as set forth on Schedule 3.14(b), there is no material Order (i) to which the Company or its Subsidiary is subject, or (ii) by which any material asset or property owned or used by the Company or its Subsidiary is subject, and, to the Knowledge of Seller, no director, officer, or employee of the Company or its Subsidiary is subject to any Order that prohibits such Person from engaging in or continuing any material service provided to the Company or its Subsidiary, as applicable.

Section 3.15 Absence of Certain Changes and Events.

(a) Since December 31, 2010, no Material Adverse Effect has occurred.

(b) Except as set forth on Schedule 3.15(b) or as otherwise contemplated by this Agreement, since December 31, 2010, each of the Company and its Subsidiary has conducted the Business only in the Ordinary Course of Business and have not taken any action or failed to take any action that if taken or not taken, as applicable, after the date of this Agreement, would have required Purchaser’s consent under Sections 5.3 (d)-(i), (k), or (m); provided, however, that such consent is not required with respect to Sections 5.3(g) and (h) for any action described therein taken in the Ordinary Course of Business.

Section 3.16 Material Contracts; No Defaults.

(a) Schedule 3.16(a) contains a list, and except as noted in Schedule 3.16(a), Seller has made available to Purchaser true and complete copies, of the following Contracts to which the Company or its Subsidiary is a party or by which it is bound (each a “Material Contract” and, collectively, the “Material Contracts”):

(i) each Contract providing for the sale of products or services by the Company or its Subsidiary involving receipts exceeding $250,000 annually or $1,000,000 over the remaining term of such Contract;

(ii) each Contract providing for the purchase of products or services by the Company or its Subsidiary involving payments exceeding $250,000 annually or $1,000,000 over the remaining term of such Contract;

(iii) each lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract affecting the Company’s or its Subsidiary’s ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or tangible personal property, involving annual payments in excess of $100,000;

(iv) each Contract involving Intellectual Property listed on or required to be listed on Schedule 3.21(c)(i) or (iii);

(v) each joint venture, partnership, and other Contract involving a sharing of profits (excluding revenue sharing Contracts with publishers), losses, costs, or liabilities of the Business by the Company or its Subsidiary with any other Person, or relating to the ownership of a partnership, membership or other equity interest in any Entity;

(vi) each Contract that limits in any material respect the freedom of the Company or its Subsidiary to compete with any Person, or to sell, supply or distribute products or services any Person;

(vii) each written Contract (A) which has continuing material obligations of the Company or its Subsidiary thereunder with any current or former employee (excluding standard form employment Contracts with current or former employees of the Company’s Subsidiary) or (B) which has continuing material payment obligations of the Company or its Subsidiary thereunder with any current or former independent contractor for personal services (other than bloggers or other content writers);

(viii) each collective bargaining agreement or other Contract to which the Company or its Subsidiary is a party with any labor union, works council or other employee representative body;

(ix) each Contract that contains outstanding earn-out, deferred or contingent purchase price or similar contingent payment obligations on the part of the Company or its Subsidiary in excess of $250,000;

(x) each Contract that provides for the acquisition of any business, business unit or product line or the capital stock of any other Person for consideration in excess of $1,000,000, which was consummated within three (3) years prior to the date of this Agreement;

(xi) each Contract that relates to Debt of the Company or its Subsidiary in excess of $250,000;

(xii) each Contract under which (A) any Person (other than the Company or its Subsidiary) has directly or indirectly guaranteed any material liabilities or obligations of the Company or its Subsidiary, or (B) the Company or its Subsidiary has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than the Company or its Subsidiary), including in each case any “take-or-pay” or keepwell agreement;

(xiii) each Contract that is between the Company or its Subsidiary, on the one hand, and Seller, any Affiliate of Seller (excluding the Company and its Subsidiary) or any current or former director, officer or employee of Seller, on the other hand;

(xiv) each Contract with a Governmental Body;

(xv) each Contract that involves any resolution or settlement of any actual or threatened material Proceeding since July 1, 2008;

(xvi) each Contract which provides for future aggregate payments to or by the Company or its Subsidiary in excess of $250,000 annually or in excess of $1,000,000 over the remaining term of such Contract; and

(xvii) each material amendment, supplement, and modification in respect of, and each commitment or agreement to enter into, any of the foregoing.

(b) Except as set forth in Schedule 3.16(b), (i) neither the Company, its Subsidiary nor, to the Knowledge of Seller, any other party to such Material Contract, is in material default or material breach of or has failed to perform any material obligation under a Material Contract, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both); and (ii) each Material Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or its Subsidiary, as applicable, and, to the Knowledge of Seller, each counterparty thereto, in accordance with its terms, except as such enforceability may be limited by (A) laws of general application relating to bankruptcy or insolvency, or moratorium or other similar laws affecting or relating to creditors’ rights generally, and (B) rules of law governing specific performance, injunctive relief and other equitable remedies, regardless of whether asserted in a Proceeding in equity or at law.

Section 3.17 Insurance.

(a) Schedule 3.17(a) contains a list of all policies of insurance to which the Company or its Subsidiary is a party or under which the Business, the Company or its Subsidiary, or any director or officer of the Company or its Subsidiary or any assets of the Company or its Subsidiary, is covered as of the date of this Agreement (“Insurance Policies”). Schedule 3.17(a) indicates for each Insurance Policy whether such policy is in the name of the Company or its Subsidiary or whether Seller maintains such Insurance Policy. Except as set forth in Schedule 3.17(a), all such Insurance Policies are in full force and effect and, to the Knowledge of Seller, no notice has been received by the Company or its Subsidiary regarding the cancellation or invalidation of any such Insurance Policy or refusing to renew, or reducing or disputing the coverage under, any such Insurance Policy.

(b) Schedule 3.17(b) includes a true and complete list of all claims existing and duly noticed with respect to the Company and its Subsidiary under the Insurance Policies from July 1, 2008 to the date of this Agreement. There is no material claim pending under any of such Insurance Policies. Premiums or other payments due under all such Insurance Policies have been paid in full (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company and its Subsidiary are otherwise in material compliance with the terms of such Insurance Policies.

Section 3.18 Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) each of the Company and its Subsidiary is in compliance with, and is not in violation of, any Environmental Law, (ii) each of the Company and its Subsidiary has obtained and is in compliance with all permits, licenses, approvals and authorizations required pursuant to applicable Environmental Laws and (iii) since July 1, 2008, neither the Company nor its Subsidiary has disposed or released any Hazardous Materials in violation of any Environmental Law. Since July 1, 2008, neither the Company nor its Subsidiary has received any written notice, demand letter or request for information from any Governmental Body, or any written notice of any civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings, indicating that the Company or its Subsidiary may be in violation of, or may have any liability pursuant to, any Environmental Law in the conduct of its business or the occupancy of its properties.

Section 3.19 Employees. Seller has provided Purchaser a correct and complete list of the following information for employee of the Company and its Subsidiary, including each such employee on leave of absence or layoff status: name; job title; current compensation paid or payable and any change in compensation since December 31, 2010; current status (whether actively at work or out on short or long-term disability or other leave); accrued vacation and other accrued leave; and hire date for purposes of computing vesting and eligibility to participate under any Company Plan or Other Benefit Obligation. Since December 31, 2010, no employee of the Company listed in Schedule 3.19

(the “Key Employees”) has been terminated or has given written notice that he or she intends to terminate his or her position or employment with the Company.

Section 3.20 Labor Relations. Neither the Company nor its Subsidiary is a party to any collective bargaining agreement or similar labor Contract with a labor union, works council or other employee representative body or engaged in, or obligated to engage in collective bargaining with any labor union, works council or other employee representative body. There is not presently pending, or to the Knowledge of Seller, threatened, against the Company or its Subsidiary, any strike, slowdown, picketing, work stoppage, or employee grievance process. There is no lockout of any employees by the Company or its Subsidiary, and no such action is contemplated by the Company. Except as set forth on Schedule 3.20, (i) the employment of each of the employees of the Company is “at-will,” (ii) neither the Company nor its Subsidiary has any obligation to provide any particular form or period of notice before terminating the service of any of their respective employees, except as may be required under applicable Legal Requirements and, in the case of the Subsidiary, as may be provided for under the employment agreements for such employees. Since July 1, 2009, the Company and its Subsidiary have not failed to comply in any material respect with Legal Requirements related to the classification of employees as an independent contractor, temporary employee, leased employee, volunteer, or any other service or agent compensated through any means other than reportable wages as an employee.

Section 3.21 Intellectual Property.

(a) The Company or its Subsidiary owns all right, title and interest in and to the Owned IP, free and clear of all Encumbrances other than nonexclusive licenses granted to third Persons in the Ordinary Course of Business, none of which could reasonably be expected to materially impair the business of the Company or its Subsidiary. To the Knowledge of the Seller, no other Person has or is granted any ownership interest in any Owned IP. Except as set forth in Schedule 3.21(a), each of the Company and its Subsidiary has the rights to use the Licensed IP in the manner used by Company and its Subsidiary in the operation of its Business as currently conducted. Except as set forth in Schedule 3.21(a), the Owned IP and Licensed IP includes all IP used by the Company and its Subsidiary in the operation of its Business as currently conducted. All rights of the Company and its Subsidiary in and to such Owned IP shall survive, unaffected, the consummation of the transactions contemplated by this Agreement.

(b) Schedule 3.21(b)(i) lists all Company Registered IP and the jurisdiction(s) in which each item of Company Registered IP is filed or registered, including the respective application or registration numbers and dates. Each item of Company Registered IP is registered solely in the name of the Company or its Subsidiary and is in material compliance with all formal Legal Requirements and all fees that are or have become due with respect to such Company Registered IP on or before the Closing have been or will be timely paid prior to Closing. None of the Company Registered IP has been adjudged invalid or unenforceable in whole or part and, except as set forth in Schedule 3.21(b)(ii), there is no Proceeding pending before any U.S. or foreign patent and trademark office, challenging the validity or enforceability of any patents and trademarks included in the Company Registered IP.

(c) Schedule 3.21(c)(i) lists each Inbound IP Agreement that (X) provides for future aggregate payments by the Company or its Subsidiary in excess of $250,000 annually or in excess of $1,000,000 over the remaining term thereof, (Y) is a license to software that is used, distributed or linked with software within Owned IP, or (Z) is otherwise material to the operation of the Business, except in respect of (Y) or (Z), Contracts in respect of any generally available, off-the-shelf, click wrap, shrink wrap, non-custom or open source software programs licensed to the Company or its Subsidiary. Except as set forth in Schedule 3.21(c)(ii), all rights of the Company and its Subsidiary in and to Inbound IP Agreements set forth in, or required to be set forth in, Schedule 3.21(c)(i) shall survive, unaffected, the consummation of the transactions contemplated by this Agreement. Schedule 3.21(c)(iii) lists all licenses and other agreements pursuant to which the Company or its Subsidiary has granted to any Person any licenses or rights under any Owned IP, other than (A) nonexclusive licenses granted in the Ordinary Course of Business to end-users of the Company’s or its Subsidiary’s Websites, customers or publishers (B) agreements under which the Company licensed Intellectual Property to a third party for purposes of services provided by such third party to the Company or its Subsidiary and (C) ad representation agreements, advertising agreements, insertion orders, or other agreements where the only license is the right to use or display brand features or brand logos in some form of co-branded website application.

(d) Schedule 3.21(d) lists all Persons (other than past or present employees and consultants of the Company and/or its Subsidiary) to whom the Company or its Subsidiary has delivered copies of or disclosed, or agreed to deliver or disclose, source code for any Owned IP, whether pursuant to an escrow arrangement or otherwise, except for any source code for any Public Software that may be used with such Owned IP.

(e) Except as set forth in Schedule 3.21(e)(i), there is no Proceeding pending, or, to the Knowledge of Seller, threatened against the Company or its Subsidiary, and, since July 1, 2008, no third party has asserted any claim in writing against the Company or its Subsidiary (i) challenging or seeking to deny or restrict the rights of the Company or its Subsidiary in any Third Party Intellectual Property Rights, or (ii) alleging that the Company, its Subsidiary or any employee or independent contractor or agent of the Company or its Subsidiary has infringed, misappropriated or otherwise violated any Third Party Intellectual Property Rights. Except as set forth in Schedule 3.21(e)(ii), to the Knowledge of Seller, no third parties are infringing any Owned IP. Seller has separately provided to Purchaser a complete and accurate list of all written non-infringement or invalidity opinions of counsel received by the Company or its Subsidiary since July 1, 2008 regarding any Third Party Intellectual Property Rights. Except as set forth in Schedule 3.21(e)(i), the operation of the Business of the Company and its Subsidiary does not and has not in the past two years infringed, misappropriated or otherwise violated any Third Party Intellectual Property Rights; provided however that this representation shall be subject to the Knowledge of Seller with respect to third party patent rights.

(f) To the extent that any (x) Intellectual Property that is material to the operation of the Business as currently conducted or (y) software (other than any software created by bloggers or users of Company’s or its Subsidiary’s Websites) used by the Company or its Subsidiaries in the operation of the Business as currently conducted has been developed or created independently or jointly by any independent contractor for the Company or its Subsidiary, such independent contractor has delivered to the Company or its Subsidiary a duly executed, written, and, to the Knowledge of Seller, valid, assignment granting exclusive ownership of all of such Intellectual Property and software to the Company or its Subsidiary.

(g) None of the Owned IP uses, is linked with or distributed with any Public Software that is licensed pursuant to a license that purports to require the distribution of, or access to, source code of any Owned IP or purports to restrict the Company or its Subsidiary’s ability to charge for distribution or use of any Owned IP or require that any software (other than any Public Software) included within Owned IP be decompiled, disassembled or otherwise reverse-engineered (except as required by Law).

(h) The Company and its Subsidiary have taken such commercially reasonable steps consistent with industry standards to protect and preserve the confidentiality of all Confidential Information.

(i) In the last eighteen months, there have been no failures, breakdowns, or continued substandard performance affecting any computer software, hardware, networks, and platforms owned or used by the Company or its Subsidiary (“Company Systems”) that have caused the substantial disruption or interruption in or to the use of such Company Systems for conducting business as it is currently conducted by the Company and its Subsidiary.

(j) Neither the Company nor its Subsidiary has received any written claims or notices in the last two years relating to (i) unauthorized use of any Personally Identifiable Information or (ii) any breach of privacy policies or related policies by the Company or its Subsidiary or other written notices that concern the Company and its Subsidiary’s collection or use of Personally Identifiable Information.

Section 3.22 Websites.

(a) Schedule 3.22 sets forth a true, accurate and complete list of all domain names for websites that are owned by the Company or its Subsidiary (the “Websites”). With respect to each Website, the Company or its Subsidiary: (i) possesses all legal rights to the exclusive use of the domain names with respect thereto; (ii) to the Knowledge of Seller and based on the Company’s current traffic forecasts for its Websites, presently has adequate computer and personnel resources to help ensure that no service outages will occur due to insufficient data-storage, memory, server or other related reasons and to accommodate anticipated increases in traffic levels; and (iii) take commercially reasonable steps to protect the confidentiality, integrity and security of their software, databases, systems, networks and Websites and all information stored or contained therein or transmitted thereby from unauthorized or improper access, modification, transmittal or use.

(b) Neither the Company nor its Subsidiary distributes Spyware or Adware in connection with the businesses they conduct. “Spyware” means any software that covertly gathers information regarding user online activity through the user’s Internet connection (i.e., without notice that such information may be gathered), whether or not such software is bundled as a hidden component of a toolbar or like application, other than information: (i) reasonably gathered in connection with services or information provided by the Company or its Subsidiary to such users, or (ii) that is not associated with Personally Identifiable Information. “Personally Identifiable Information” means data that identifies or locates a particular person, including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number; provided, however that data shall not be Personally Identifiable Information for purposes of this Agreement if the Company and its Subsidiary (A) do not intentionally collect or intentionally receive any such data and (B) do not become aware of the identity or location of, or identify or locate, a particular person as a result of any receipt of such data. “Adware” means any software that causes advertising to pop-up as a new window (over or under) on the user’s computer based on the user’s online activity (other than advertisements that the Company or its Subsidiary serves to visitors to their respective Websites while those visitors are visiting or exiting such Websites) or which is used to distribute Spyware.

(c) The Company and its Subsidiary have taken commercially reasonable steps to prevent the violation by the Company or its Subsidiary of the rights of any Person with respect to Personally Identifiable Information provided under any applicable Legal Requirements. To the Knowledge of Seller, the Company and its Subsidiary are in compliance, in all material respects, with (A) Legal Requirements regarding privacy of Personally Identifiable Information, (B) Legal Requirements regarding the obtaining, storing, using, sharing or transmitting of Personally Identifiable Information of any type, whether via electronic means or otherwise, (C) Legal Requirements regarding Spyware and Adware, and (D) the Company’s and its Subsidiary’s published and internal privacy policies.

Section 3.23 Relationship with Affiliates. Except as set forth in Schedule 3.23, neither Seller nor any Affiliate, or any current or former officer, director or employee, of Seller (excluding the Company and its Subsidiary) (i) owns any material asset used in or otherwise relating to the business of the Company and its Subsidiary; (ii) is a party to any Contract with the Company or its Subsidiary; (iii) owns any shares of stock or other securities (other than ownership of less than 5% of the outstanding capital stock of a publicly traded company) of, or has any other direct or indirect interest in, any Person which has a business relationship as creditor, licensor, licensee, supplier, distributor or customer of the Company or its Subsidiary or has borrowed any monies from or has outstanding any Debt or other similar obligation to the Company or its Subsidiary; or (iv) owns or has any direct or indirect interest in any Intellectual Property which is used in or which may be required in the ownership or operation by the Company and its Subsidiary of their properties and assets, or to otherwise carry on and conduct their business and affairs.

Section 3.24 Vendor and Customer Relationships.

(a) Schedule 3.24(a) sets forth the names of the customers of the Business with revenue of more than $750,000 for the twelve-month period ended December 31, 2010. Seller has separately provided to Purchaser the amount for which each such customer was invoiced during such period. Except as set forth in Schedule 3.24(a), none of Seller, the Company or its Subsidiary has received any notice that any such customer listed on Schedule 3.24(a) has ceased, or will cease, to use the products or services of the Business, or has substantially reduced, or will substantially reduce, the use of such products or services at any time.

(b) Schedule 3.24(b) sets forth the names of each of the ten (10) most significant vendors and suppliers of supplies, merchandise and other goods or services for the Business (by the total amount spent) for the twelve-month period ended December 31, 2010. Seller has separately provided to Purchaser the amount for which each such vendor invoiced the Business during such period. Except as set forth in Schedule 3.24(b), none of Seller, the Company or its Subsidiary has received any notice that any such vendor listed on Schedule 3.24(b) will not provide its products or services to the Business at any time after the Closing on terms and conditions substantially similar to those used in its current sales to the Business (subject to general and customary price increases).

Section 3.25 Brokers or Finders. Neither the Company or its Subsidiary nor any of their officers or directors has employed any investment banker, broker or finder or incurred any liability for any banker’s, broker’s, or finder’s fees or commissions payable by or on behalf of the Company or its Subsidiary in connection with the Contemplated Transactions.

Section 3.26 Exclusivity of Representations and Warranties. Except as expressly set forth in this Article III, Seller makes no representations or warranties, express or implied, with respect to the Company or its Subsidiary, or any of the respective businesses, assets, liabilities or operations of the Company or its Subsidiary, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1 Organization and Good Standing. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

Section 4.2 Authority; Binding Obligation; No Conflict.

(a) Execution and delivery of this Agreement and the consummation of the Contemplated Transactions by Purchaser has been duly and validly authorized by any necessary action on the part of Purchaser. This Agreement has been duly and validly executed and delivered on behalf of Purchaser by an authorized officer thereof. This Agreement constitutes a legal, valid, and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by (i) laws of general application relating to bankruptcy or insolvency, or moratorium or other similar laws affecting or relating to creditors’ rights generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, regardless of whether asserted in a Proceeding in equity or at law.

(b) Neither the execution and delivery of this Agreement by Purchaser nor the consummation or performance of any of the Contemplated Transactions by Purchaser will contravene, conflict with, or result in a violation or breach of: (i) any provision of Purchaser’s Organizational Documents; (ii) any resolution adopted by the directors or shareholders of Purchaser; (iii) any Legal Requirement or Order to which Purchaser may be subject; or (iv) any material Contract to which Purchaser is a party or by which Purchaser may be bound.

(c) Purchaser is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

Section 4.3 Financing. Purchaser has delivered to Seller true, correct and complete copies of (i) the executed commitment letter (the “Equity Financing Letter”), dated as of the date hereof, from STG III, L.P., a Delaware limited partnership, and STG III-A, L.P., a Delaware limited partnership (collectively, the “Equity Provider”) to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (the “Equity Financing”) and (ii) the executed commitment letter from Wells Fargo Capital Finance, LLC to provide, subject to the terms and conditions therein, senior secured financing, and the executed commitment letter from Special Value

Continuation Partners, LP, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP to provide, subject to the terms and conditions therein, mezzanine debt financing (the “Debt Financing Letters” and together with the Equity Financing Letter, the “Financing Letters”), each in the aggregate amount set forth therein (the “Debt Financing”, and together with the Equity Financing, the “Financing”). As of the date hereof, the Financing Letters have not been amended or modified, no such amendment or modification is contemplated, and the commitments contained in such letters have not been withdrawn or rescinded in any respect. Purchaser has fully paid any and all fees in connection with the Financing Letters that are payable on or prior to the date hereof, and, as of the date hereof, the Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Purchaser, and to the knowledge of Purchaser, the other parties thereto. The net proceeds of the Financing will, in the aggregate, be sufficient for Purchaser to pay the Purchase Price and any other amounts required to be paid in connection with the consummation of the Contemplated Transactions and to pay all related fees and expenses. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser under the Financing Letters. As of the date of this Agreement, there are no side letters or other agreements, arrangements or understandings relating to the Financing to which Purchaser or any of their Affiliates is a party. The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Purchaser on the terms therein, and, except as set forth in the Financing Letters, there are no conditions precedent to the obligations of the Persons providing the Financing or any contingencies that would permit such Persons to reduce the total amount of the Financing.

Section 4.4 Certain Proceedings. There is no pending Proceeding that has been commenced against Purchaser or any Affiliate thereof, or, to the Knowledge of Purchaser, threatened, that challenges, or would have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

Section 4.5 Investment Intent. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with the acquisition of the Shares and is acquiring the Shares for its own account for investment, with no present intention of making a public distribution thereof. Purchaser will not sell or otherwise dispose of the Shares in violation of the Securities Act of 1933, as amended, or any state securities laws.

Section 4.6 Purchaser Review. Purchaser represents that it is a sophisticated entity that was advised by knowledgeable counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement and has conducted its own independent review and evaluation of the Company and its Subsidiary and their respective businesses.

Section 4.7 No Outside Reliance. Purchaser acknowledges that the representations and warranties contained in Article III are the only representations and warranties Seller is making regarding the Company and its Subsidiary and that Seller is not making any representations and warranties with respect to any other information about the Company or its Subsidiary provided to Purchaser in the course of its due diligence investigation of the Company.

Section 4.8 Brokers or Finders. Neither Purchaser nor any of its officers or directors has employed any investment banker, broker or finder or incurred any liability for any banker’s,

broker’s, or finder’s fees or commissions payable by or on behalf of Purchaser in connection with the Contemplated Transactions.

ARTICLE V

COVENANTS OF SELLER PRIOR TO CLOSING

Section 5.1 Access and Investigation. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Seller shall cause the Company and its Subsidiary to provide Purchaser and its Representatives, during reasonable business hours, with reasonable access to the Representatives, personnel and assets of the Company and its Subsidiary and to all existing books, records, Tax Returns, work papers, Contracts and other documents and information of or pertaining to the Company and its Subsidiary and such additional financial, operating and other data and information of or pertaining to the Company or the Business as Purchaser and its Representatives may reasonably request; provided, however, that (i) in exercising Purchaser’s access rights under this Section 5.1, Purchaser and its Representatives shall not be permitted to interfere unreasonably with the conduct of the business of the Company or its Subsidiary; (ii) any information provided to Purchaser and its Representatives hereunder or otherwise pursuant to or in connection with this Agreement shall be deemed to be confidential information under and shall be subject to the Nondisclosure Agreement. No information or knowledge obtained in any review pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the transactions contemplated by this Agreement in accordance with the terms and provisions hereof, nor shall it prejudice any right or entitlement of any Purchaser Indemnified Party to indemnification under this Agreement.

Section 5.2 Conduct of Business. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, Seller shall cause each of the Company and its Subsidiary to conduct its business only in the Ordinary Course of Business and use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers, employees, and agents, and maintain satisfactory relations and goodwill with vendors, customers, landlords, creditors, employees, agents, advertisers, licensors, vendors and others having business relationships with it.

Section 5.3 Negative Covenants. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, except as set forth in Schedule 5.3, Seller shall not and shall not permit the Company or its Subsidiary, without the prior written consent of Purchaser (the decision as to whether to grant such consent not to be unreasonably delayed), to take any of the following actions with respect to the Business or the Company and its Subsidiary:

(a) amend the Company or its Subsidiary’s Organizational Documents;

(b) incur any Debt for borrowed money in excess of $250,000; or assume guarantee, endorse or otherwise as an accommodation become responsible for the material obligations of any other Person; or make any loan or material advance (excluding travel expenses advanced in the Ordinary Course of Business) to any Person;

(c) issue any shares of capital stock of the Company or its Subsidiary, issue any options, rights or other securities convertible into shares of capital stock of the Company or its Subsidiary, adjust, split, combine or reclassify any capital stock, directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of capital stock of the Company or its Subsidiary or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the capital stock of the Company or its Subsidiary;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its lines of business or any of its material properties or assets, except for Permitted Encumbrances;

(e) cancel or release any material Debt owed to it by any Person or any material claims held by it with respect to any Person, except as required by Contracts in force at the date thereof set forth in the Disclosure Schedules or as required under this Agreement;

(f) purchase any stock, securities, or material property or assets of any Person other than in the Ordinary Course of Business;

(g) establish, adopt, amend or terminate any Company Plan or Company Other Benefit Obligation, except as required or permitted under this Agreement;

(h) increase the compensation (including wages, salaries, bonuses or incentives) to any employee; enter into, amend or terminate any employment, severance, or similar Contract with any employee except (i) to the extent the Company or its Subsidiary is contractually obligated to do so as of the date hereof pursuant to a Contract set forth on the Disclosure Schedules, (ii) as required to do so under any Legal Requirement, or (iii) in the case of termination of any employment, severance, or similar Contract with any employee, in the Ordinary Course of Business; grant any new or increase any existing, entitlement to severance pay or termination benefits to any employee;

(i) initiate any Proceeding claiming damages of more than $100,000, or settle or compromise any claim or Proceeding whether now pending or hereafter made or brought, except for any such claim or Proceeding which is settled for cash payments of less than $100,000, or waive, release or assign any material rights or claims;

(j) sell, assign or transfer any Owned IP; license, sublicense or enter into license agreement with respect to Licensed IP or Owned IP, or buy or enter into any license agreement with respect to any Third Party Intellectual Property Rights, in each case other than in the Ordinary Course of Business or as contemplated or required under this Agreement; or fail to make any filings or renewals in connection with, or to pay any fees necessary to maintain or protect, or otherwise fail to maintain any material Intellectual Property (including software licenses and domain name registrations);

(k) except as required by GAAP, or applicable Legal Requirements, change any method of accounting or financial accounting practice or policy used by the Company or its Subsidiary in the preparation of its financial statements, including with respect to reserves for excess or obsolete inventory, doubtful accounts or reserves, depreciation or amortization policies or rates, billing and invoicing policies, or payment or collection policies or practices;

(l) request or require the acceleration of the payment of any amounts owed to the Company or its Subsidiary, defer the payment or any material accounts payable, enter into any sale-leaseback contract with respect to any asset or revalue any assets of the Company or its Subsidiary (whether tangible or intangible), including writing off notes or accounts receivable, accelerate, settle, discount or compromise any accounts receivable or reverse any reserves with respect thereto;

(m) settle or compromise any material liability for Taxes, make or change any material Tax election, file any amended Tax Return, file any Tax Return in each case in a materially inconsistent manner with past practice of the Company or its Subsidiary;

(n) materially amend or modify the practices, policies or procedures of the Company and its Subsidiary relating to regulatory compliance;

(o) make or agree to make any capital expenditure or expenditures (other than the accounting reclassification of already incurred payroll expenses from compensation expense to capitalized software development) in excess of $750,000 in the aggregate;

(p) enter into any Contract with Seller or any Affiliate of Seller (other than the Company or its Subsidiary) that will be effective after the Closing other than as required under this Agreement or the Transition Services Agreement;

(q) enter into, terminate, or materially amend, modify or waive any Material Contract, except in the Ordinary Course of Business (provided, that any such action in the Ordinary Course of Business with respect to any Material Contract included in the definition of Material Contract by reason of subsection (i) of Section 3.16(a), shall nonetheless require Seller to provide prior written notice to Purchaser of such action or, in the case of such Material Contracts with Google or Amazon.com, obtain Purchaser’s prior written consent); or

(r) agree or commit to do any of the foregoing actions prohibited by this Section 5.3.

Section 5.4 Notification. During the Pre-Closing Period, Seller shall promptly notify Purchaser in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Seller shall promptly notify Purchaser of the occurrence of any breach of any of its covenants in this Article V or in Article VII or of the occurrence of any event that would reasonably be expected to make the satisfaction of the conditions in Article VIII unlikely.

Section 5.5 Reasonable Best Efforts. During the Pre-Closing Period, Seller shall use its reasonable best efforts to cause the conditions in Article VIII to be satisfied.

Section 5.6 Financing Assistance. During the Pre-Closing Period, Seller shall, and shall use reasonable best efforts to cause the Company and the Company’s Subsidiary, and its and the Company’s Representatives to, provide on a timely basis all such reasonable and customary assistance and cooperation as Purchaser may reasonably request in connection with the arrangement of any financing being obtained in connection with the consummation of the transactions contemplated hereby

(provided, that such requested assistance and cooperation does not unreasonably interfere with the conduct of the business of Seller or the Company or its Subsidiary), including (i) participating in customary lender meetings and “roadshow” presentations and cooperating with prospective lenders in performing their due diligence, (ii) cooperating in the preparation of any offering memorandum or similar document in connection with the Financing, (iii) furnishing Purchaser and its financing sources with financial and other pertinent information regarding the Business as may be reasonably requested by Purchaser, including financial statements and financial data, and (iv) causing the Company and its Subsidiary to provide and execute customary officer’s certificates and similar documents as may be reasonably requested by Purchaser; provided, that (w) any information provided or made available hereunder shall be kept confidential by the recipient thereof in accordance with the Nondisclosure Agreement; (x) no certificate or other document executed and delivered by Seller or the Company or its Subsidiary, or any Representative thereof, shall be effective until the occurrence of the Closing; (y) none of Seller, the Company or its Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with such financing prior to the Closing; and (z) Purchaser shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs and expenses incurred by Seller, the Company or its Subsidiary, or their respective Representatives, in connection with the cooperation set forth in this Section 5.6 and shall indemnify and hold harmless Seller, the Company and its Subsidiary and their respective Representatives from and against all Losses suffered or incurred by them in connection with the arrangement of the Financing.

Section 5.7 No Solicitation or Negotiation. Seller agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, none of Seller, the Company, the Company’s Subsidiary or any of their respective Affiliates, officers, directors, Representatives or agents will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the Business or the Company or its Subsidiary or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to the Business or the Company or its Subsidiary or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, assist or participate in, or facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. Seller shall notify Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Purchaser, except to the extent restricted by a confidentiality agreement in effect as of the date of this Agreement, indicate the material terms and conditions of such proposal, offer, inquiry or other contact.

Section 5.8 Intercompany Accounts and Contracts. Seller shall take, or cause to be taken, such action as may be necessary so that, as of the Closing Date, in accordance with the procedures set forth in Schedule 5.8: (i) all intercompany accounts between Seller and any Affiliate thereof (other than the Company or its Subsidiary), on the one hand, and the Company or its Subsidiary on the other hand, shall be settled or otherwise eliminated, and (ii) all Contracts between Seller and any Affiliate thereof (other than the Company or its Subsidiary), on the one hand, and the Company or its Subsidiary on the other hand, shall be terminated without any party having any continuing obligation to the other, except for those Contracts listed in Schedule 5.8.

Section 5.9 Further Action. Each of Seller and Purchaser (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Contemplated Transactions, and (ii) shall refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing. In furtherance and not in limitation of the foregoing, in the event that it is discovered within 90 days of the Closing that any of the assets, properties, rights, titles and interests (tangible or intangible) used exclusively by or for the benefit of the Business shall not have been conveyed at Closing, Seller shall use its commercially reasonable best efforts to (x) convey, transfer and assign, free and clear of all Encumbrances (except Permitted Encumbrances), as promptly as reasonably practicable, to Purchaser or, at Purchaser’s direction, the Company or its Subsidiary, good title to, valid leasehold interests in (in the case of any such properties or assets leased by Seller or any of its Affiliates), or valid rights under contract to use, all such assets, properties, rights, titles and interests, (y) if the actions referred to in clause (x) require the consent of a third party (1) use commercially reasonable best efforts to obtain such consent as promptly as practicable, and (2) take the applicable action referred to in clause (x) as promptly as practicable after obtaining such consent, and (z) provide the applicable benefits thereof to Purchaser or, at Purchaser’s direction, the Company or its Subsidiary in a manner consistent in all material respects with past practice (pending outright conveyance, transfer and assignment); provided, however, that Seller shall not be required to convey, transfer and assign any such assets, properties, rights, titles and interests provided pursuant to the Transition Services Agreement.

Section 5.10 Bank Accounts. Seller shall use commercially reasonable efforts to release the bank accounts listed in Schedule 3.9 from Seller’s group account arrangements so that they may be operated by the Company on a stand-alone basis following Closing and to remove existing account signatories and replace with new account signatories as directed by Purchaser. To the extent that Seller is unable to complete the actions set forth in the preceding sentence prior to Closing, Seller will provide the Company and its Subsidiary the benefit of any such accounts following Closing pursuant to the Transition Services Agreement free of charge until such time as such bank account may be operated by the Company on a stand-alone basis, with new account signatories as directed by Purchaser.

ARTICLE VI

CERTAIN COVENANTS OF PURCHASER

Section 6.1 Indemnification.

(f) Purchaser agrees that all rights to indemnification existing as of the date of this Agreement in favor of those persons who are or were directors and officers of the Company and/or its Subsidiary (the “Indemnified Company Personnel”) for acts or omissions occurring prior to the Closing, as provided in the Company’s and/or its Subsidiary’s Organizational Documents, shall survive the Closing and shall continue in full force and effect in accordance with their terms, and Purchaser shall cause the Company and its Subsidiary to fulfill and honor such obligations to the maximum extent permitted by applicable Legal Requirements. Purchaser agrees that, from and after the Closing Date, Purchaser shall cause the Company and its Subsidiary to not modify or repeal the indemnification rights of the Indemnified Company Personnel set forth in the Organizational Documents of the Company or its

Subsidiary as of the date hereof, as the case may be, in each case except as required by any Legal Requirement.

(g) From and after the Closing, until the sixth (6th) anniversary of the Closing Date, Purchaser shall maintain in effect, for the benefit of the Indemnified Company Personnel with respect to acts or omissions occurring on or prior to the Closing, directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as the policies maintained by or on behalf of the Company as of the Closing Date (the “Existing Policy”); provided that, Purchaser shall not be required to expend pursuant to this Section 6.1(b) more than an aggregate amount equal to 200% of the annual premium payable under the Existing Policy as of the date of this Agreement (the “Maximum Premium”).

Section 6.2 Management Incentive Plan. As soon as practicable following the Closing, Purchaser will cause the Company to adopt a Management Incentive Plan pursuant to the term sheet attached hereto as Exhibit C (the “Management Incentive Plan”).

Section 6.3 Notification. During the Pre-Closing Period, Purchaser shall promptly notify Seller in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Purchaser shall promptly notify Seller of the occurrence of any breach of any of its covenants in this Article VI or in Article VII or of the occurrence of any event that would reasonably be expected to make the satisfaction of the conditions in Article IX unlikely.

Section 6.4 Reasonable Best Efforts. During the Pre-Closing Period, Purchaser shall use its reasonable best efforts to cause the conditions in Article IX to be satisfied.

Section 6.5 Financing.

(a) Purchaser shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters (or on terms no less favorable to Purchaser (including with respect to the conditionality thereof)) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under the Financing Letters, if such amendment, modification or waiver reduces the aggregate amount of the Financing or amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing or make the funding of the Financing less likely to occur. Purchaser shall use its reasonable best efforts (i) to maintain in effect the Financing Letters, (ii) to consummate the Financing at or prior to the Closing, (iii) to comply with its obligations under the Financing Letters and (iv) to enforce all of its rights under the Financing Letters and the definitive agreements related thereto. Purchaser shall keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to Seller, upon its request, copies of the definitive documents related to the Financing.

(b) Purchaser shall give Seller prompt notice if any condition to the Financing Letters is not likely to be satisfied, in each case, of which Purchaser becomes aware or any termination of the Financing Letters.

ARTICLE VII

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1 Required Approvals of Governmental Bodies.

(a) Purchaser and Seller shall promptly make all registrations, filings and submissions with all Governmental Bodies required to be made or effected by them pursuant to all applicable Legal Requirements with respect to this Agreement and the Contemplated Transactions. During the Pre-Closing Period, Purchaser and Seller shall cooperate with each other with respect to all filings that the other elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions.

(b) Without limiting the generality of Section 7.1(a), Purchaser and Seller shall promptly (but not later than ten (10) calendar days after the date hereof) make and effect all registrations, filings and submissions required to be made or effected pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and all other applicable Legal Requirements with respect to this Agreement and the Contemplated Transactions in order to obtain the expiration of any applicable waiting period under any such Legal Requirements or any antitrust clearance or similar clearance required to be obtained from the Federal Trade Commission, the Antitrust Division of the Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Body in connection with the Contemplated Transactions. Each of the Company and Purchaser shall bear one-half of the cost of such HSR Act or other filing.

(c) Purchaser and Seller shall (i) promptly provide all information requested by any state or federal Governmental Body in connection with this Agreement and the Contemplated Transactions, and (ii) promptly take all commercially reasonable actions and steps necessary to obtain the expiration of any applicable waiting period or any antitrust clearance or similar clearance required to be obtained from the Federal Trade Commission, the Antitrust Division of the Department of Justice, any state attorney general, any foreign competition authority or any other governmental entity in connection with the Contemplated Transactions. The actions required to be taken pursuant to this Section 7.1 in order to obtain required expirations or antitrust clearances will include using reasonable efforts to avoid or set aside any preliminary or permanent injunction or other Order but do not include making arrangements for the disposition of particular assets and making arrangements to hold such assets separate pending their disposition.

(d) Without limiting any other provision of this Section 7.1, each party hereto shall (i) give the other party prompt notice of the commencement of any Proceeding by or before any Governmental Body with respect to this Agreement or any of the Contemplated Transactions, (ii) keep the other party informed as to the status of any such Proceeding, and (c) promptly inform the other party of any communication to or from the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Body regarding this Agreement or the Contemplated Transactions.

Section 7.2 Tax Matters.

(a) Purchaser agrees that it will not, and will not cause or permit the Company or its Subsidiary to, (i) take any action on the Closing Date, including the distribution of any dividend or the effectuation of any redemption, that is not in the Ordinary Course of Business of the Company or its Subsidiary and that could give rise to any Tax liability of Seller, the Company or its Subsidiary in respect of any Tax period (or portion thereof) ending on or before the close of business on the Closing Date, or (ii) make or change any Tax election or amend any Tax Return, in either case with respect to any Tax period (or portion thereof) ending on or before the Closing Date, that results in any increased Tax liability or reduction of any net operating loss, net capital loss, investment tax credit, charitable deduction or any other credit or attribute that could reduce Taxes (including deductions and credits related to alternative minimum taxes) of Seller, the Company, or its Subsidiary in respect of any Tax period (or portion thereof) ending on or before the close of business on the Closing Date. Purchaser agrees that Seller is to have no liability for any Tax resulting from any action of Purchaser or any Affiliate of Purchaser (including the Company and its Subsidiary) referred to in the preceding sentence, and agrees to indemnify and hold harmless Seller and its Affiliates against any actual Tax cost.

(b) Seller shall prepare and file or cause to be prepared and filed all Tax returns for the Company and its Subsidiary for all periods ending on or prior to the Closing Date that are filed after the Closing Date. To the extent permitted by applicable Legal Requirements, Seller shall include any income, gain, loss, deduction or other tax items for such periods on its Tax Returns. Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed for the Company and its Subsidiary for the periods ending after the Closing Date.

(c) Purchaser and Seller shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and its Subsidiary as is reasonably necessary for the preparation and filing of any Tax Return, for the preparation for any audit and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Purchaser and Seller agree to retain or cause to be retained all books and records pertinent to the Company and its Subsidiary until the applicable period for assessment under any applicable Legal Requirement (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Governmental Body. Purchaser and Seller agree to give or cause their respective Affiliates to give each other reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters concerning pre-Closing Taxes and, if the other so requests, the party providing notice shall allow or cause its Affiliates to allow the other to take possession of such books and records. Purchaser and Seller shall cooperate with each other in the conduct of an audit, filing of Tax Returns or other proceedings involving the Company or its Subsidiary for any Tax purposes, and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this subsection.

(d) Each party shall have the right to conduct and control in its sole and absolute discretion any audit or dispute with any Government Body relating to any Tax Returns it has the responsibility to file pursuant to this Section 7.2; provided, however, that (i) Seller shall consult with Purchaser on the handling of any audit or dispute involving any Tax Return Seller has the responsibility to file and, if such audit or dispute would be reasonably expected to result in an increase in Tax liability of the Company or its Subsidiary for a post-Closing period, or in any liability for which Purchaser has agreed to indemnify Seller, Seller shall not settle any such audit or dispute without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (ii) Purchaser shall consult with Seller on the handling of any audit or dispute involving a Tax Return that Purchaser has the responsibility to file and, if such audit or dispute would be reasonably expected to result in an increase in Tax liability of Seller or in any liability for which Seller has agreed to indemnify Purchaser, Seller shall have the right to participate in such audit or dispute, and Purchaser shall not settle any such audit or dispute without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall not, and shall not permit the Company or its Subsidiary to amend any Tax Return that would increase the liability of Seller for Taxes as provided in this Agreement without the prior written consent of Seller.

(e) Seller shall be liable for, and shall indemnify and hold Purchaser and the Company and its Subsidiary harmless against, all of the following Taxes (except for current Taxes that have been specifically reserved for in determining Working Capital) as well as all Losses with respect to such Taxes: (i) Taxes imposed on the Company and its Subsidiary with respect to taxable periods ending on or before the Closing Date; (ii) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date (the “Straddle Period”), Taxes imposed on the Company or its Subsidiary that are allocable, pursuant to Section 7.2(e), to the portion of such period ending on the Closing Date; (iii) any liability (as a result of Treasury Regulation Section 1.1502-6 and any comparable provision of state or foreign Tax Law or otherwise) for Taxes of Seller or any other Person (other than the Company and its Subsidiary) with respect to all tax periods ending on or before the Closing Date; (iv) any and all Taxes of any Person imposed on the Company or its Subsidiary as a transferee or successor, by contract or otherwise, with respect to all tax periods ending on or before the Closing Date and the portion through the end of the Closing Date that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”); and (v) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether or not written) to which the Company or its Subsidiary was obligated, or was a party, on or prior to the Closing Date.

(f) In the case of Taxes that are payable with respect to the Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be: (i) in the case of Taxes that are (A) based upon or related to income or receipts, (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement) or (C) withholding taxes deemed equal to the amount which would be payable if the taxable year ended on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 7.2(e) taking into account the type of the Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 7.2(f) shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to effect the foregoing allocations shall to the extent it is reasonable be made in a manner consistent with prior practice of the Company.

(g) Seller will cause all Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving the Company or its Subsidiary to be terminated prior to the Closing and, after the Closing, neither the Company nor its Subsidiary will be bound thereby or have any liability thereunder.

(h) Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne equally by Seller and Purchaser.

(i) Notwithstanding any provisions in this Agreement to the contrary, the obligations of Seller to indemnify and hold harmless Purchaser and the Company pursuant to this Section 7.2 shall survive until the thirtieth (30th) day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

(j) Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed solely by this Section 7.2 and the limitations contained in Section 11.3 shall not apply with respect to indemnification for any and all Tax matters other than Sections 11.3(b)(ii) and 11.3(b)(iii).

Section 7.3 Access to Records and Confidentiality.

(a) For a period of seven (7) years following the Closing Date, Purchaser shall provide, or shall cause the Company or its Subsidiary to provide, to Seller reasonable access to or copies of any files, records, books of account, data and other records of the Company or its Subsidiary with respect to periods prior to the Closing Date that Seller reasonably believes are necessary or advisable for Tax reporting or other business purposes, which information Seller agrees not to disclose to any Person except to its Representatives on a “need to know” basis.

(b) Seller agrees to, and shall cause its Representatives and Affiliates to: (i) for a period of two (2) years from the Closing Date, treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information of the Company or its Subsidiary, (ii) in the event that Seller or any such Representative or Affiliate becomes legally compelled to disclose any such information, provide Purchaser with prompt written notice of such requirement so that Purchaser or the Company or its Subsidiary may seek a protective order or other remedy or waive compliance with this Section 7.3(b), (iii) in the event that such protective order or other remedy is not obtained, or Purchaser waives compliance with this Section 7.3(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Seller, its Representatives or Affiliates and such information which was not previously known to Seller or any of its Representatives or Affiliates but becomes rightfully known to Seller or its Representatives or Affiliates after Closing, without restriction, from a source (other than Purchaser and its Affiliates) not related to Seller’s prior ownership of the Business and without any breach of duty to Purchaser or its Affiliates.

Section 7.4 Guarantees and Indemnification Obligations; Release.

(a) After the Closing, Purchaser and the Company and its Subsidiary, jointly and severally, shall forever indemnify and hold harmless Seller and its Affiliates from and against any Losses that Seller and any of its Affiliates suffers, incurs or is liable for by reason of or arising out of or in consequence of (i) Seller or any of its Affiliates issuing, making a payment under, or being a party to, any guarantee, indemnity, letter of credit, letter of comfort and other obligations relating to the Business, as set forth and limited in Schedule 7.4(a) (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on Seller or any of its Affiliates under any of the Indemnified Guarantees; or (iii) any action, claim or proceeding by any person who is or claims to be entitled to the benefit of any Indemnified Guarantees.

(b) Each of Seller and Purchaser covenants and agrees, on the Closing, to execute and deliver to the other, for the benefit of such party and any of its Affiliates, effective on and after the Closing, a general release and discharge, in form and substance satisfactory to such party, releasing and discharging such party from any and all obligations and liabilities to and claims against the releasing party pursuant to any Contract entered into prior to the Closing (for the avoidance of doubt, including a release by Seller and its Affiliates of all claims for payables, expenses and liabilities owed by the Company or its Subsidiary to Seller or its Affiliates (other than the Company and its Subsidiaries)), except for those Contracts listed on Schedule 5.8 or Schedule 7.4(a).

Section 7.5 Insurance. From and after the Closing, the Company and its Subsidiary shall cease to be insured by Seller’s or any of its Affiliate’s insurance policies, Contracts or programs of self-insurance, and shall have no access to any such insurance policies, Contracts, or programs of self-insurance other than as set forth in this Agreement or the Transition Services Agreement; provided that (i) no termination of coverage of the Company and its Subsidiary under any “occurrence based” policy of Seller in force as of the Closing Date shall be affected so as to prevent the Company and its Subsidiary from recovering under such policies for losses covered thereby from events occurring prior to the Closing Date; and (ii) no termination of any “claims made” policy of Seller in force as of the Closing Date shall be effected so as to prevent the Company and its Subsidiary from recovering under such policies for losses covered thereby arising from or out of any claim made prior to the Closing Date, or, with respect to Seller’s “claims made” Network Security and Privacy Liability Endorsement only, claims made after the Closing Date for wrongful acts committed prior to the Closing Date, but only to the extent that Seller continues the endorsement in place at Closing and such endorsement is in effect at the time the claim is made, subject in all cases to policy coverage terms, limits and sublimits; it being understood that with respect to any claims made under any “occurrence based” or “claims made” policy, the Company and its Subsidiary shall be solely responsible for any deductible payable under the terms of the applicable policy in connection with any such claim.

Section 7.6 Employee Matters.

(a) During the period commencing at the Closing and ending on the date which is twelve (12) months from the Closing, or, in the case of clause (ii), December 31, 2011 (or, in either case, if earlier, the date of the employee’s termination of employment with the Company or its Subsidiary),

Purchaser shall and shall cause the Company or its Subsidiary to provide each employee who remains employed immediately after the Closing (hereafter referred to as a “Company Continuing Employee,” whether employed by the Company or its Subsidiary) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company or its Subsidiary, as applicable, immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are substantially comparable to the target bonus opportunities (excluding equity-based compensation) provided by the Company or its Subsidiary, as applicable, immediately prior to the Closing; (iii) retirement and welfare benefits that are substantially comparable in the aggregate to those provided by the Company or its Subsidiary, as applicable, immediately prior to the Closing (excluding retiree medical benefits), it being agreed and understood that all retirement and welfare benefit plans offered by the Subsidiary shall, as a matter of law, be assumed and continued by Purchaser; and (iv) severance benefits that are substantially comparable in the aggregate to the practice, plan or policy in effect for such Company Continuing Employee immediately prior to the Closing. Purchaser shall assume and honor, and shall cause the Company and its Subsidiary to assume and honor, and, if applicable, Seller shall assign to Purchaser all of Seller’s and its Affiliates’ rights under, all employment agreements, Plans and Other Benefit Obligations of the Company’s Subsidiary, and all liabilities thereunder in accordance with their terms as in effect immediately before Closing, to the extent previously disclosed to Purchaser and, subject to any amendment or termination thereof that may be permitted by such terms or applicable Legal Requirements; provided that under no circumstances shall Purchaser assume any obligation to provide equity, equity-based, or long-term incentive awards and Seller shall retain all such obligations that arise prior to the Closing or otherwise under any Other Benefit Obligation. Purchaser shall also assume and honor the Other Benefit Obligations maintained by the Company for its employees, which are not sponsored or maintained by Seller for any employees other than those of the Company, including but not limited to vacation, sick leave, and other paid leaves of absence and subject to any amendment or termination thereof that may be permitted by such terms or applicable Legal Requirements. Except as expressly provided for in this Section 7.6, Seller shall retain all other Plans and Other Benefit Obligations in which employees of the Company or its Subsidiary may participate immediately prior to the Closing.

(b) Purchaser shall establish a defined contribution retirement savings plan designed to be a qualified plan under § 401(k) of the IRC, or designate an existing 401(k) retirement savings plan that is so qualified (such plan, in either case, the “Purchaser Savings Plan”). As soon as practicable following the Closing (or the end of the Transition Services Agreement, if continued participation in Seller’s 401(k) retirement savings plan (the “Seller Savings Plan”) is provided under said agreement), Seller shall permit the account balances of the Company Continuing Employees in the Seller Savings Plan to be spun off and transferred to the Purchaser Savings Plan (including a transfer of all outstanding participant loans), in accordance with the terms of such plans, on the terms and conditions specified in the Transition Services Agreement, if applicable, and in compliance with the applicable requirements of § 401(k) of the IRC. Seller shall thereafter amend its Retirement Savings Plan to exclude the Company as a participating employer and to cause the Seller Savings Plan no longer to provide for the accrual of benefits for Company employees. Purchaser shall pay the first $15,000 in reasonable expenses associated with such spin off and transfer of assets and liabilities, including but not limited to the expenses charged by the trustee and recordkeeper for the Seller Savings Plan.

(c) Prior to the Closing, Seller shall cause (i) the Company to establish a deferred compensation plan that is substantially identical to Seller’s deferred compensation plan (the “Seller DCP” and such new plan, the “Company DCP”) and (ii) as of the Closing, Company Continuing Employees to cease participating in the Seller DCP and instead participate in the Company DCP on terms identical to the terms as to which each such Company Continuing Employee was participating in the Seller DCP (including, without limitation, deferral and payment elections), to the extent a Company Continuing Employee was participating in the Seller DCP. Notwithstanding the foregoing, if any of the foregoing provisions of this Section 7.6(c) would result in the imposition of taxes and/or penalties under § 409A of the IRC, Purchaser and Seller shall cooperate to modify the foregoing provisions of this Section 7.6(c) in order to comply with the provisions of § 409A, other applicable provision(s) of the IRC and/or any rules, regulations or other regulatory guidance issued under such statutory provisions.

(d) With respect to any Plan or Other Benefit Obligation maintained by Purchaser or its Subsidiaries (collectively, “Purchaser Benefit Plans”) in which any Company Continuing Employee may be eligible to participate effective as of the Closing, Purchaser shall, or shall cause the Company and its Subsidiary to, recognize all service of the Company Continuing Employees with Seller and its Affiliates as if such service were with Purchaser, for the purposes of determining such Company Continuing Employee’s eligibility to participate in such Purchaser Benefit Plans, vesting status relative to benefits earned or to be earned under such Purchaser Benefit Plans, and the level of benefit which each such Company Continuing Employee is eligible to accrue under such Purchaser Benefit Plans, if service or seniority is a factor in determining the level of benefits, such as for the purpose of determining paid time off days or the level of credits under a cash balance pension plan. Notwithstanding the foregoing, such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits, (ii) such service was not recognized under the corresponding Company Plan, or (iii) for purposes of benefit accrual under any defined benefit pension plan maintained by Purchaser. Nothing herein shall require Purchaser or the Company or its Subsidiary to continue to sponsor any particular benefit plan or arrangement or to continue to provide for accrual of defined benefit pension benefits.

(e) Except as otherwise provided in this Section 7.6, the participation by Company Continuing Employees employed in the U.S. in Welfare Plans that are Seller Welfare Plans shall continue until the earlier of the termination of the Transition Services Agreement or December 31, 2011 (the “TSA End Date”). Effective as of the TSA End Date, Purchaser shall permit each Company Continuing Employee employed in the U.S., and any former Company Employee, who was an active Company Employee employed in the U.S. as of the Closing Date, covered by Seller under the Seller Welfare Plans as of immediately prior to the Closing Date, to enroll in Welfare Plans that are consistent with the requirements set forth herein. With respect to the coverage of the Company Continuing Employees under Purchaser’s Welfare Plans, (i) each such employee’s credited service with Seller and its Affiliates shall be credited against any waiting period applicable to eligibility for enrollment of new employees under Purchaser’s Welfare Plans; (ii) limitations on benefits due to pre-existing conditions shall be waived (or, if such a waiver is not otherwise required by applicable Legal Requirements, Purchaser shall use commercially reasonable efforts to have them waived), to the extent waived under the corresponding Welfare Plan of Seller and its Affiliates, for any Company Continuing Employee enrolled in any Welfare Plan maintained by Seller and its Affiliates as of the Closing Date (or if later, the TSA End Date); and (iii) any out-of-pocket annual maximums and deductibles taken into account under a Seller group health plan for any Company Continuing Employee in the calendar year which contains the Closing Date (or if later, the TSA End Date) shall be credited under Purchaser’s Welfare Plans for the same calendar year.

(f) Except as otherwise provided in Sections 7.6(g) and (h) and the Transition Services Agreement, notwithstanding anything in this Section 7.6 to the contrary (but subject to Sections 7.6(g) and (h) and the Transition Services Agreement), commencing as of the Closing, with respect to claims arising under any Welfare Plan that is a Seller Welfare Plan, (i) Seller and its Affiliates shall be solely liable for any claims for Welfare Benefits that are incurred by or with respect to any Company Continuing Employee and his or her beneficiaries or dependents before the Closing Date, and (ii) Purchaser shall be solely liable for any claims for Welfare Benefits that are incurred by or with respect to any Company Continuing Employee and his or her beneficiaries or dependents on or after the Closing Date. For purposes of the foregoing, a medical/dental/vision claim shall be considered incurred when the services are rendered, the supplies are provided or medication is prescribed, and not when the condition arose. The manner in which such claims shall be administered shall be set forth in the Transition Services Agreement.

(g) Purchaser shall be responsible for providing the notices and making available continuation coverage under the requirements of IRC § 4980B and Part 6 of Title I of ERISA, as well as any similar requirements under applicable state law (collectively, “COBRA Continuation Coverage”) for all Company Continuing Employees employed in the U.S. and their respective covered dependents whose qualifying events (as defined in IRC § 4980B) occur on or after the TSA End Date. Seller shall continue to be responsible for providing the notices and making available COBRA Continuation Coverage, for (i) all Company employees, and their respective covered dependents, whose qualifying events (as defined in IRC § 4980B) occur prior to the Closing Date and (ii) all Company Continuing Employees and their respective covered dependents whose qualifying events (as defined in IRC § 4980B) occur on or after the Closing Date and prior to the TSA End Date, provided that, with respect to the individuals described in clause (ii), except as may arise from Seller’s negligence or willful failure to comply with applicable Legal Requirements, Purchaser shall be responsible for any liabilities that may result from, arise under or be incurred in connection with the provision of COBRA Continuation Coverage in accordance with the terms of the Transition Services Agreement, and, as of the TSA End Date, Purchaser shall provide COBRA Continuation Coverage under Purchaser’s Welfare Plans with respect to all such individuals described in clause (ii) who remain eligible for COBRA Continuation Coverage beyond the TSA End Date. Seller and its Affiliates shall provide Purchaser with the records necessary to identify and administer such responsibilities.

(h) Notwithstanding anything in this Agreement to the contrary, if any Company Continuing Employee has become disabled (within the meaning of the applicable short-term and/or long-term disability plan of Seller and its Affiliates) on or subsequent to the Closing Date but on or prior to the TSA End Date, any short-term and/or long-term disability salary continuation income benefits relating to such disability shall be paid under the terms of such short or long-term disability plan as in effect immediately prior to the TSA End Date (subject to Purchaser’s responsibility for the cost of such benefits as contemplated by this Section 7.6 and the Transition Services Agreement) and, following the TSA End Date, Purchaser shall use commercially reasonable efforts to provide that coverage related to any such disability be transferred to a corresponding Purchaser disability plan. Notwithstanding anything in this Agreement to the contrary, if any Company Continuing Employee has become disabled (within the meaning of the applicable Welfare Plan maintained by Seller or its Affiliates that provides short-term or long-term disability benefits) prior to the Closing Date, Seller and/or Seller’s Affiliates will retain liability for the provision of disability benefits payable to such employee under Seller’s Welfare Plans, if any, with respect to such disability (but not with respect to any reoccurrence of such a disability after such employee returns to active service with the Company or its Subsidiary on or following the Closing Date). From and after the Closing Date, any right to reemployment for any Company Continuing Employees who are on short-term or long-term disability as of immediately prior to the Closing Date shall be the obligation of Purchaser and its Affiliates and not of Seller and its Affiliates.

(i) This Section 7.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.6, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.6. Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 7.6 shall not create any right in any employee or any other Person to any continued employment with the Company, Purchaser, or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(j) Without limiting the generality of this Section 7.6, Purchaser shall indemnify Seller and its Affiliates and hold each of them harmless from and against any Losses which may be incurred or suffered by any of them (i) under any Legal Requirement arising out of, or relating to, any actions taken by Purchaser or the Company or its Subsidiary on or after the Closing Date, relating to employee compensation and benefits, including without limitation, under the WARN Act or similar laws and liability under ERISA or similar laws; (ii) in connection with any claim made by any employee for any severance pay or other compensation or benefit entitlements by reason of such employee’s termination or deemed termination of employment as a result of the Contemplated Transactions or after the Closing; or (iii) by reason of Purchaser’s failure to comply with any of the provisions of this Section 7.6. Seller shall indemnify Purchaser and its Affiliates and hold each of them harmless from and against any Losses which may be incurred or suffered by any of them under any Legal Requirements arising out of, or relating to, any actions taken by Seller or any of its Affiliates on or after the Closing Date, relating to employee compensation and benefits, including without limitation, under ERISA or similar laws.

Section 7.7 Non-Solicitation. For a period of two (2) years from the Closing Date, none of Seller, its Subsidiaries or any of their officers, directors or employees shall, directly or indirectly, (i) solicit for employment or hire (whether as an employee, consultant or otherwise) any individual who was an employee of the Company or its Subsidiary immediately prior to Closing; provided; that Seller, its Subsidiaries and their officers, directors and employees shall not be restricted or precluded from (A) soliciting or hiring, or taking any other action with respect to any such person (other than any Key Employee or any other employee of the Company or its Subsidiary if four or more other Persons in such employees division have been hired by Seller or its Subsidiaries following the Closing Date) who has been terminated by Purchaser or its Affiliates prior to the commencement of employment discussions between Seller, its Subsidiaries or any of their officers, directors or employees and such person, or responds to general or public solicitation not targeted at employees of Purchaser or any of its

Affiliates, including the Company and its Subsidiary (including by a bona fide search firm), or (B) engaging in general or public solicitations or advertising not targeted to any such persons described above, or (ii) solicit, persuade, encourage or take any other action which is intended to induce (A) any vendor or supplier of the Company and its Subsidiary to adversely alter, modify or discontinue its relationship with the Company and its Subsidiary or (B) any customer or client of the Company and its Subsidiary to discontinue, or not to commence, purchasing from the Company and its Subsidiary.

Section 7.8 Non Competition.

(a) For a period of one (1) year from the Closing Date, each Restricted Party (as defined below) shall not, either directly or indirectly as a stockholder, investor, member, partner or otherwise, own, manage, operate or engage in the Business in the United States. Notwithstanding the foregoing, the Restricted Parties may (i), directly or indirectly, hold publicly traded interests in or securities of any Person engaged in the Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than ten percent (10%) of the voting power of such Person and (ii) engage in the Business if the Business is not the primary business of such Restricted Party and if less than $10,000,000 of the total revenue of such Restricted Party as reflected in its most recent annual financial statements relate to the Business.

(b) For the purposes of this Agreement, “Restricted Party“ shall mean (i) Seller and (ii) each Subsidiary of Seller for the period that such Subsidiary is directly or indirectly owned by Seller.

Section 7.9 Funds. If, after the Closing, Seller or its Affiliates receive any funds that are the property of Purchaser or its Affiliates (including the Company and its Subsidiary), Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to Purchaser or such Affiliate. If, after the Closing, Purchaser or its Affiliates (including the Company and its Subsidiary) receive any funds that are the property of Seller or its Affiliates, Purchaser shall, or shall cause one of its Affiliates to, remit any such funds promptly to Seller or such Affiliate.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser to effect the Contemplated Transactions and to take the other actions required to be taken by it at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

Section 8.1 Accuracy of Representations. Each of the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.15(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, with the same effect as if then made. Each of the representations and warranties of Seller in Article III (other than in Sections 3.1, 3.2, 3.3 and 3.15(a)) shall be true and correct as of the date of this Agreement and as of the Closing Date, with the same effect as if then made (except where any such representation or warranty is as of a specific earlier date, in which event it shall remain true and correct as of such earlier date), except where the failure of such representation or warranty to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) has not had and is not reasonably expected to have a Material Adverse Effect.

Section 8.2 Performance of Covenants. Each of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed or complied with in all material respects.

Section 8.3 Consents. Each of the consents identified in Schedule 8.3 shall have been obtained and shall be in full force and effect.

Section 8.4 Additional Documents. Each of the following documents must have been delivered to Purchaser at or prior to the Closing and must be accurate and in full force and effect as of the Closing Date:

(a) the Transition Services Agreement executed by Seller;

(b) a certificate executed by a duly authorized officer of Seller certifying to Purchaser the satisfaction of the conditions set forth in Section 8.1 and Section 8.2;

(c) a copy of the resolutions of the Board of Directors of Seller authorizing Seller’s execution, delivery and performance of this Agreement and its consummation of the Contemplated Transactions, certified as of the Closing Date by a duly authorized officer of Seller as true and correct;

(d) duly executed written resignations of all directors and officers of the Company and its Subsidiary requested by Purchaser at least three (3) Business Days prior to Closing, effective as of the Closing Date;

(e) payoff letters with respect to any outstanding bank funded Debt, and related release documents for any Encumbrances on such Debt, in each case in a form reasonably satisfactory to Purchaser;

(f) the release pursuant to Section 7.4(b) hereof executed by Seller;

(g) a non-foreign person affidavit by Seller dated as of the Closing Date in form and substance required pursuant to IRC §1445.

Section 8.5 No Conflict. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with, or result in a violation of, any material Legal Requirement or Order.

Section 8.6 No Prohibition. There shall not be in effect any Legal Requirement or any injunction or other Order that prevents or prohibits the consummation of the Contemplated Transactions.

Section 8.7 No Proceeding. No Proceeding shall have been commenced or threatened by any Governmental Body against either Seller or Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of Purchaser, is likely to render it impossible or unlawful to consummate such transactions or which could have a Material Adverse Effect.

Section 8.8 HSR Act. The waiting period (and any extensions thereof) applicable to the Contemplated Transactions under the HSR Act shall have been terminated or shall have expired [and all necessary approvals of any Governmental Body shall have been obtained.]

Section 8.9 Financing. The Debt Financing shall have been obtained by Purchaser, or alternative financing on terms substantially similar to the terms set forth in the Financing Letters, and sufficient to enable it to consummate the Contemplated Transactions shall have been obtained.

Section 8.10 Key Employees. No more than two of the Key Employees shall have ceased to be employed by the Company, or, if applicable, repudiated their New Employment Agreement.

Section 8.11 Employees. No more than 20% of the employees of the Company shall have ceased to be employed by the Company.

ARTICLE IX

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

The obligation of Seller to effect the Contemplated Transactions and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived, in whole or in part, by Seller):

Section 9.1 Accuracy of Representations. Each of the representations and warranties of Purchaser in Article IV shall be true and correct in all material respects, in each such case on and as of the date of this Agreement and as of the Closing Date, with the same effect as if then made (except where any such representation or warranty is as of a specific earlier date, in which event it shall remain true and correct (as qualified) as of such earlier date).

Section 9.2 Performance of Covenants. Each of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed or complied with in all material respects.

Section 9.3 Additional Documents. Each of the following documents must have been delivered to Seller at or prior to the Closing and must be accurate and in full force and effect as of the Closing Date:

(a) the Transition Services Agreement executed by Purchaser;

(b) a certificate executed by Purchaser certifying to Seller the satisfaction of the conditions set forth in Section 9.1 and Section 9.2;

(c) the release pursuant to Section 7.4(b) hereof executed by Purchaser;

(d) a copy of the resolutions of the Board of Directors of Purchaser authorizing Purchaser’s execution, delivery and performance of this Agreement and its consummation of the

Contemplated Transactions, certified as of the Closing Date by a duly authorized officer of Purchaser as true and correct.

Section 9.4 No Conflict. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with, or result in a violation of, any material Legal Requirement or Order.

Section 9.5 No Prohibition. There shall not be in effect any Legal Requirement or any injunction or other Order that prevents or prohibits the consummation of the Contemplated Transactions.

Section 9.6 HSR Act. The waiting period (and any extensions thereof) applicable to the Contemplated Transactions under the HSR Act shall have been terminated or shall have expired.

ARTICLE X

TERMINATION

Section 10.1 Termination of Agreement. This Agreement may be terminated and the Contemplated Transactions abandoned at any time prior to the Closing Date:

(a) by mutual written consent of Purchaser and Seller;

(b) by either Purchaser or Seller if there is any Legal Requirement that makes consummation of the Contemplated Transactions illegal or otherwise prohibited or if consummation of the Contemplated Transactions would violate any Final Order of any Governmental Body having competent jurisdiction;

(c) by either Purchaser or Seller on or after August 1, 2011, if the Closing shall not have been consummated on or before July 31, 2011 (the “Termination Date”); provided, however, that such right to terminate this Agreement will not be available to any such party whose failure to perform in any material respect any obligation of such party under this Agreement when performance thereof was due is the cause of the delay;

(d) by Purchaser if (i) any representation or warranty of Seller contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 8.1 would not be satisfied as of the time such representation or warranty shall have become inaccurate (assuming the Closing Date were as of such time), or (ii) any of the covenants or obligations of Seller contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied as of the time of such breach (assuming the Closing Date were as of such time); provided, however, that if an inaccuracy in or breach of any of Seller’s representations and warranties or a breach of a covenant or obligation by Seller is curable by Seller and Seller is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Purchaser may not terminate this Agreement under this Section 10.1(d) on account of such inaccuracy or breach until twenty (20) Business Days subsequent to the date Purchaser notified Seller in writing of the existence of such inaccuracy or breach; or

(e) by Seller if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate or shall have been breached as of the date of this Agreement, or shall have become inaccurate or shall be breached as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 9.1 would not be satisfied as of the time such representation or warranty shall have become inaccurate (assuming the Closing Date were as of such time), or (ii) any of the covenants or obligations of Purchaser contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied as of the time of such breach (assuming the Closing Date were as of such time); provided, however, that if an inaccuracy in any of the representations and warranties of Purchaser or a breach of a covenant or obligation by Purchaser is curable by Purchaser and Purchaser is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Seller may not terminate this Agreement under this Section 10.1(e) on account of such inaccuracy or breach until ten (10) Business Days subsequent to the date Seller notified Purchaser in writing of the existence of such inaccuracy or breach.

Section 10.2 Effect of Termination. If this Agreement is terminated pursuant to any provision of Section 10.1, all further obligations of the parties under this Agreement will terminate, except that the obligations set forth in Sections 10.3, 12.1, 12.2 and 12.3 will survive; provided, however, subject to Section 10.3, that if this Agreement is terminated by a party because of any breach of this Agreement by any other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of any other party’s failure to comply with obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Section 10.3 Termination Fee. If this Agreement is terminated by Purchaser or Seller pursuant to Section 10.1(c) and as of the Termination Date all of the conditions to the obligations of Purchaser to effect the Contemplated Transactions have been satisfied or waived or, in the case of any certificates or other instruments to be delivered on the Closing Date, could have been satisfied (in each case other than any conditions for which the failure to be so satisfied resulted from Purchaser’s breach of any provision of this Agreement), other than the condition set forth in Section 8.9, then Purchaser shall pay to Seller by wire transfer in immediately available funds the amount of $6,400,000 (the “Termination Fee”) within two Business Days after such termination. Purchaser and Seller agree that upon any termination of this Agreement under circumstances where the Termination Fee is payable pursuant to this Section 10.3 and such Termination Fee is paid in full, the parties hereto shall be precluded from any other remedy against the other parties, at law or in equity or otherwise, and neither the Company, Seller or Purchaser shall seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the other parties hereto or any of their Subsidiaries or any of their respective officer, directors, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Survival. The representations and warranties of the parties set forth in Article III and Article IV shall survive the Closing and continue in full force and effect until the later of (a) the twelve–month anniversary of the Closing Date and (b) the date that is 30 days after completion of the audit of the financial statements of the Company and its Subsidiary for the period ending December 31, 2011, which date shall in no event be later than the 15-month anniversary of the Closing Date (the “Survival Date”), except that (i) the representations and warranties contained in Sections 3.1 and 4.1 (Organization and Good Standing), Sections 3.2(a) and (b)(i) and 4.2(a) and (b)(i) (Authority; Binding Obligation; No Conflict), Section 3.3 (Capitalization), Section 3.11 (Taxes) and Section 3.25 (Brokers) shall survive the Closing and continue in effect until the date that is thirty (30) days after the expiration of the applicable statute of limitations. The covenants and agreements contained in this Agreement to be wholly performed prior to the Closing shall survive the Closing until the Survival Date, and the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing Date shall survive for the period provided in such covenants and agreements, if any, or until fully performed. Notwithstanding the foregoing, any claims asserted under Section 11.2 in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 11.2 Indemnification. Subject to the terms, conditions and limitations set forth in this Article XI, from and after the Closing Date:

(a) Seller shall indemnify and hold harmless Purchaser and its Affiliates (including the Company and its Subsidiary, after the Closing) (each, a “Purchaser Indemnified Party” and, collectively, the “Purchaser Indemnified Parties”) from and against any Losses that are imposed on or incurred or accrued by any Purchaser Indemnified Party arising out of or related or attributable to (i) any breach or inaccuracy of any representation or warranty made by Seller in Article III or in any certificate delivered by Seller at Closing in accordance herewith, (ii) any failure to perform or breach of any covenant or agreement of Seller set forth in this Agreement, (iii) any unpaid costs and expenses of the Company and its Subsidiary, including fees and disbursement of counsel, financial advisers and accountants, incurred in connection with this Agreement and the transactions contemplated hereby on or prior to the Closing Date, and (iv) the amount of any Debt not included in the Closing Debt as finally determined pursuant to Article II.

(b) Purchaser shall indemnify and hold harmless Seller and its Affiliates (each, a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”) from and against any Losses that are imposed on or incurred by any Seller Indemnified Party arising out of or related or attributable to (i) any breach or inaccuracy of any representation or warranty made by Purchaser in Article IV or in any certificate delivered by the Purchaser at Closing in accordance herewith, (ii) any failure to perform or breach of any covenant or agreement of Purchaser set forth in this Agreement, and (iii) any liability arising from or related to or with respect to the Business for any period following the Closing regardless of by whom or when such liabilities are asserted, except to the extent Seller is obligated to indemnify the Purchaser Indemnified Parties for any such liabilities pursuant to Section 11.2(a).

(c) The parties hereto hereby acknowledge and agree that for purposes of this Article XI in respect of Seller’s representations and warranties, any and all “Material Adverse Effect,” “material adverse effect,” “materiality,” and similar exceptions and qualifiers and any similar thresholds set forth in such representations and warranties shall be disregarded for purposes of determining the amount of Losses resulting from breach.

Section 11.3 Indemnification Limitations.

(a) Except in the case of fraud, an Indemnified Party shall not be entitled to recover any Losses pursuant to Section 11.2(a)(i) for any matter until such time as the total amount of all Losses (including the Losses arising in connection with such matter and all other Losses arising from any other matters of the type referred to in Section 11.2(a)(i)) that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties, or to which any one or more of the Indemnified Parties has or have otherwise become subject, exceeds $2,500,000 in the aggregate (the “Basket”). At such time as the cumulative amount of such Losses exceeds the Basket in the aggregate, the Indemnified Parties shall be entitled to recover for all such Losses incurred or sustained. Notwithstanding the foregoing, the Basket shall not apply as a threshold to any and all Losses that a Purchaser Indemnified Party suffers, sustains, incurs, accrues or becomes subject to as a result of claims or payments made with respect to (i) any breach of the representations and warranties of Seller set forth in Section 3.1 (Organization and Good Standing), Section 3.2(a) or (b)(i) (Authority; Binding Obligation; No Conflict), Section 3.3 (Capitalization), Section 3.11 (Taxes), Section 3.23 (Relationship with Affiliates) and Section 3.25 (Brokers or Finders) or (ii) any Losses payable to a Purchaser Indemnified Party with respect to any and all claims for indemnification under Sections 11.2(a)(ii)-(iii) (collectively clauses (i) and (ii) hereof, “Special Claims”).

(b) Notwithstanding anything in this Agreement to the contrary, (i) except with respect to Special Claims, the aggregate liability of Seller pursuant to its indemnification obligations under Section 11.2(a)(i) shall be $16,000,000, (ii) other than the case of fraud or willful breach, the aggregate liability of Seller pursuant to Article XI shall be limited to the Purchase Price, and (iii) Seller shall not be required to indemnify any Purchaser Indemnified Party and no Purchaser Indemnified Party shall be entitled to indemnification, in each case under Section 11.2(a)(i) or Section 7.2 of this Agreement, with respect to any Loss (or series of related Losses), if the Loss (or series of Losses) from such breach is less than $30,000; provided, however, that this clause (iii) shall not be applicable to any such Loss (or series of related Losses) in the event that the aggregate amount of such Losses (and series of related Losses) to which this clause (iii) would otherwise be applicable absent the effect of this proviso exceeds $1,000,000, in which case such amounts shall count toward the Basket.

(c) Where an amount is determined to be payable to a Purchaser Indemnified Party as a result of a claim for indemnification made by such Indemnified Party under this Article XI and such amount has been (i) finally determined and subject to no further appeals or (ii) agreed to by Seller and Purchaser (either clauses (i) or (ii), a “Final Determination”), such amount shall be satisfied (A) first, if the Note has not then been paid, by reducing the outstanding amount of the Note by the amount of such claim, which reduction may result in Purchaser’s obligation to pay any amounts under the Note being extinguished in its entirety, (B) second, if the Earn-out Payment is determined to be payable pursuant to Section 2.7, but has not yet been paid, then by set off against the Earn-out Payment, and (C) third, if the Note and Earn-out have been paid or the amounts due under the Note and the Earn-out have been extinguished in their entirety by the operation of clause (A) or the Earn-out Payment is not yet then payable pursuant to Section 2.7, by recovering any additional amount from Seller directly.

Section 11.4 Indemnification Procedures.

(a) In the event that a Purchaser Indemnified Party or a Seller Indemnified Party (an “Indemnified Party”) is made a defendant in or party to any Proceeding instituted by any third party, the liability or the costs or expenses of which are Losses indemnifiable pursuant to Article VII or this Article XI (any such third party action or proceeding being referred to as a “Third Party Claim”), such Indemnified Party shall give the other party (the “Indemnifying Party”) prompt written notice thereof; provided, however, that the failure to give such notice shall not affect any Indemnified Party’s ability to seek reimbursement for Losses unless such failure has materially and adversely affected the Indemnifying Party’s ability to mitigate such Losses (and then only to extent the Indemnifying Party is adversely affected by such late notice); and provided further, that if relating to a breach of representation or warranties such written notice must in all events be provided on or before the expiry of the applicable survival period set forth in Section 11.1. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim, other than those notices and documents separately addressed to the Indemnifying Party.

(b) The Indemnifying Party will have the right to assume the defense (at the Indemnifying Party’s expense) of the Indemnified Party against any Third Party Claim so long as (i) the Indemnifying Party gives written notice to the Indemnified Party within fifteen (15) days after it has been notified of the Third Party Claim that it will defend the Indemnified Party against the Third Party Claim and the Indemnifying Party acknowledges its obligation to indemnify the Indemnified Party for Losses related to such Third Party Claim, (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party, (iii) the Indemnifying Party has not been advised by counsel that a conflict exists between the Indemnified Party and the Indemnifying Party in connection with conducting the defense of the Third Party Claim, (iv) the Third Party Claim does not relate to or otherwise arise in connection any criminal or regulatory enforcement action, (v) the Third Party Claim does not involve a current material customer or supplier of the Company or its Subsidiary, and (vi) the Indemnifying Party conducts the defense of the Third Party Claim diligently. If the Indemnifying Party does not, within fifteen (15) days of its receipt of notice of a Third Party Claim pursuant to Section 11.4(a), elect to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, the applicable Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the applicable Indemnified Party defends any Third Party Claim pursuant to the preceding sentence or pursuant to subclauses (i) – (v) above of this Section 11.4(b), then the Indemnifying Party shall promptly reimburse the applicable Indemnified Party for the reasonable costs and expenses of defending such Third Party Claim upon submission of periodic bills. If the Indemnifying Party assumes the defense of any Third Party Claim, the applicable Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim and the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim and shall (and shall cause its counsel to) reasonably cooperate with the Indemnified Party’s counsel in its so participating.

(c) If the Indemnifying Party chooses to defend or prosecute a Third Party Claim, the Indemnified Parties shall cooperate in the defense or prosecution thereof and the Indemnified Parties shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend if such settlement, compromise or discharge (i) by its terms obligates the Indemnifying Party (or its Affiliates) to pay the full amount of any Losses in connection with such Third Party Claim, (ii) does not require any payment or other action by, or limitation on, any Indemnified Party and (iii) fully releases such Indemnified Party in connection with such Third Party Claim.

(d) In the event that Purchaser or Seller becomes aware of a matter for which it will seek indemnification under this Article XI that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notice of such claim with reasonable promptness to the Indemnifying Party; provided, however, that with respect to a breach of representation or warranties such written notice must be delivered on or before the expiry of the applicable survival period set forth in Section 11.1. Such notice shall contain a brief description supporting such claim and contain a good faith, non-binding estimate of the aggregate dollar amount of actual and potential Losses that have arisen or may arise with respect to such claim. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such notice or fails to notify the Indemnified Party within thirty (30) days after delivery of such notice by the Indemnified Party whether the Indemnifying Party disputes the claim described in such notice, the Losses in the amount specified in the Indemnified Party’s notice will be conclusively deemed a liability of the Indemnifying Party and the Indemnified Party shall be entitled to payment from the Indemnifying Party of such amount; provided that in the case of a Purchaser Indemnified Party, the Purchaser Indemnified Party shall recover such amount from Purchaser pursuant to Section 11.3. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and Indemnified Party or their respective designated Representatives will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through the negotiations of such individuals within thirty (30) days after the delivery of the Indemnified Party’s notice of such claim (or such longer period as they may mutually agree), the Indemnified Party may commence legal proceedings to resolve such dispute.

Section 11.5 Calculation of Losses. In determining the amount of Losses due to any Indemnified Party pursuant to Section 11.2, the amount of Losses shall be net of (i) any amounts recovered by the Indemnified Party from any third party (including insurance proceeds) as a result of the facts or circumstances giving rise to the Losses (after deducting related costs and expenses of making such insurance claims and any resulting increased premium costs); and (ii) any Tax benefits or Tax losses, in each case net of Tax costs that are actually realized by the Indemnified Party as a result of the incurrence of Losses from which indemnification is sought]. The Indemnified Parties shall use commercially reasonable efforts to pursue payment under or from any insurer from which such Indemnified Party is entitled to payment or indemnity in respect of such Losses.

Section 11.6 Treatment of Indemnification Payments. Indemnification payments made under this Article XI and Section 7.2 shall be treated as adjustments to the Purchase Price for all purposes.

Section 11.7 Duty to Mitigate. The Indemnified Parties shall use commercially reasonable efforts to mitigate or otherwise reduce the amount of any Losses incurred in connection with any matter with respect to which the Indemnified Parties are entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article XI and Section 7.2, including taking commercially reasonable measures to attempt to recover any insurance proceeds available to offset such Losses under insurance policies maintained by any Indemnified Party.

Section 11.8 Consequential and Punitive Damages. Notwithstanding anything to the contrary in this Agreement, (i) no Person shall be liable to or otherwise responsible for punitive damages, except to the extent such punitive damages are required to be paid by the Indemnified Party to a third party, and (ii) no Person shall be liable to or otherwise responsible for consequential or incidental damages or for diminution in value or lost profits (other than Seller’s liability to the Purchaser

Indemnified Parties with respect to such Losses to the extent relating to the Business as conducted by the Company and its Subsidiary as of the Closing Date).

Section 11.9 Exclusive Remedies. The parties to this Agreement hereby agree that after the Closing the exclusive remedy for any breach of a representation or warranty, covenant or agreement (other than with respect to Taxes) contained in this Agreement shall be the indemnification provisions set out in this Article XI; provided, however, that nothing in this Article XI shall prohibit any party from seeking specific performance or injunctive relief against any other party in respect of a breach by such other party of any covenant hereunder.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1 Expenses. Except as otherwise expressly provided in this Agreement, each party will bear such party’s respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of such party’s Representatives. For the avoidance of doubt, (i) all expenses incurred by the Company and its Subsidiary on or prior to the Closing Date in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions shall be paid by Seller and (ii) the Seller will bear any cash payments that become payable to employees of the Company or its Subsidiary by the Company or its Subsidiary in connection with the Contemplated Transactions, in each case to the extent not paid prior to the Closing including, without limitation, guaranteed bonus payments pursuant to agreements entered into prior to the Closing. In the event of termination of this Agreement, the obligation of each party to pay such party’s own expenses will be subject to any rights of such party arising from a breach of this Agreement by any other party.

Section 12.2 Public Announcements. Neither party shall issue, or permit any of its Affiliates or Representatives to issue, any press release or otherwise make any public statements or announcements regarding the Contemplated Transactions without, to the extent reasonable practicable, the prior consultation of the other party, except as otherwise required by applicable Legal Requirement or any supervisory, regulatory or other Governmental Body having jurisdiction over it (including the Securities and Exchange Commission and the New York Stock Exchange), in which case the party required to issue such press release or public announcement shall use reasonable efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication. Seller and Purchaser will consult with each other concerning the means by which the Company’s and its Subsidiary’s employees, customers, and suppliers and others having dealings with the Company or its Subsidiary will be informed of the Contemplated Transactions. In no event will either party provide a copy of this Agreement to any other Person (other than Representatives who have a need to know) without the prior written consent of the other party, except as may be required by applicable Legal Requirement or other Governmental Body having jurisdiction over it (including the Securities and Exchange Commission and the New York Stock Exchange), in which case the party required to provide a copy of this Agreement to any other Person shall use reasonable efforts to provide the other party a reasonable opportunity to seek confidential treatment for the Agreement.

Section 12.3 Confidentiality. The parties shall continue to be bound by the Nondisclosure Agreement.

Section 12.4 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with confirmation of receipt), (c) when received by the addressee, if mailed by certified mail, return receipt requested, or (d) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and telecopier numbers hereinafter set forth (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Seller:

SCRIPPS NETWORKS INTERACTIVE, INC.
312 Walnut Street, 1800 Scripps Center
Cincinnati, Ohio 45202
Attn: A.B. Cruz III, Chief Legal Officer and Corporate Secretary
Facsimile No.: (513) 824-3392

with a copy to:

BAKER & HOSTETLER LLP
312 Walnut Street
Suite 3200
Cincinnati, Ohio 45202
Attn: Eric Geppert
Facsimile No.: (513) 929-0303

Purchaser:

SHOP HOLDING CORPORATION

c/o Symphony Technology Group
2475 Hanover Street
Palo Alto, CA 94304
Attn: Chief Financial Officer
Facsimile No.: (415) 358-8835

with a copy to:

SHEARMAN & STERLING LLP
525 Market Street, Suite 1500
San Francisco, CA 94105
Attn: Steve L. Camahort
Facsimile No.: (415) 616-1199

Section 12.5 Intentionally left blank.

Section 12.6 Further Assurances. Each party agrees (a) to furnish to each other party such further information, (b) to execute and deliver to each other party such other documents, and (c) to do such other acts and things, all as each other party reasonably requests for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 12.7 Waiver. The parties’ rights and remedies are cumulative and not alternative. A party’s failure or delay in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will not operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law: (a) no claim or right of a party arising out of this Agreement or the documents referred to in this Agreement can be discharged by such party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by such party; (b) no waiver given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

Section 12.8 Entire Agreement and Modification. This Agreement, together with the Annex, Exhibits, Schedules and the Nondisclosure Agreement, supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the parties.

Section 12.9 Schedules. The Schedules include descriptions of some Contracts which may not meet the threshold requirements for disclosure that are set forth in this Agreement. The inclusion of such Contracts does not mean that all Contracts to which Company is a party are included in the Schedules or that such Contracts are deemed to be material. Similarly, the Schedules may include certain information that does not meet the minimum standards of materiality requiring disclosure thereunder. The inclusion of such information does not mean that all information contained therein is deemed to be material.

Section 12.10 Assignments and Successors. This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Purchaser may assign its rights to purchase the Shares hereunder to one or more of its Affiliates. Anything in this Agreement or any agreement, document or instrument related to this Agreement (any such related agreement, document or instrument, a “Related Agreement”) to the contrary notwithstanding, Purchaser shall have the right (without the prior written consent of Seller), at any time, and in its sole discretion, to assign for security interest purposes any or all of its rights under this Agreement and any Related Agreement to any lender or any representative or agent of any lender (any such lender, representative or agent, a “Lender Party”), providing financing to Purchaser, any of Purchaser’s permitted assigns, or any Affiliates of Purchaser or Purchaser’s permitted assigns (Purchaser, such assigns, and such Affiliates, collectively, the “Purchaser Parties”) and, upon the occurrence and during the continuance of any event of default under the financing agreements between any such Lender Party and any of the Purchaser Parties, such Lender Party may exercise any or all of the rights, interests, and remedies of any of the Purchaser Parties under this Agreement or any Related Agreement. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 12.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 12.12 Section Headings; Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Article”, “Articles”, “Section” or “Sections” refer to the corresponding Article, Articles, Section or Sections (or sub-Section or sub-Sections) of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

Section 12.13 Governing Law; Submission to Jurisdiction.

(a) This Agreement and any claims arising out of or related hereto or to the Contemplated Transactions shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

(b) Each of Seller and Purchaser agrees that any Dispute shall be resolved only in the Courts (whether in law or chancery) of the State of New York or the United States District Court for the Southern District of New York (the “New York Courts“). In that context, and without limiting the generality of the foregoing, each of Seller and Purchaser by this Agreement irrevocably and unconditionally:

(i) submits for itself and its property in any Proceeding relating to this Agreement and the Contemplated Transactions, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the New York Courts, and agrees that all claims in respect of any such Proceeding shall be heard and determined in the New York Courts;

(ii) consents that any such Action may and shall be brought in the New York Courts and waives any objection that it may now or hereafter have and agrees not to assert, as a defense in any action, suit or proceeding, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts;

(iii) agrees that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail, postage prepaid, to such party at its address as provided in Section 12.4;

(iv) agrees that it will not bring any Proceeding in any court other than the New York Courts; and

(v) agrees that nothing in this Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

Section 12.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 12.15 No Third Party Beneficiaries. Except as provided in Section 6.1 and Article XI, Section 12.10 and this Section 12.15, this Agreement is not intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder. Seller expressly agrees and acknowledges that neither Tennenbaum Capital Partners, LLC, Wells Fargo Capital Finance, LLC, nor their respective funds shall have any liability or obligation (whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether liquidated or unliquidated, whether fixed, absolute or contingent, whether in contract, tort or otherwise and including all fees, costs, expenses, damages, losses, fines, penalties and assessments relating thereto) under this Agreement in connection with the Debt Financing, except in connection with the exercise of any rights and remedies assigned pursuant to Section 12.10. Tennenbaum Capital Partners, LLC, Wells Fargo Capital Finance, LLC, and their respective funds are third party beneficiaries of the immediately preceding sentence.

Section 12.16 Other Remedies; Specific Performance. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon any party by the terms of this Agreement will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity upon such party, and the exercise by any party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 12.17 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE FINANCING OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THE TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.17.

Section 12.18 Incorporation by Reference. All references made in this Agreement to any Section, Article, Annex, Exhibit or Schedule which is not otherwise expressly indicated to be a reference to another document shall be deemed to be a reference to a Section, Article, an Annex, Exhibit or Schedule to this Agreement. All such Annexes, Exhibits and Schedules are incorporated in and made part of this Agreement by reference.

Section 12.19 Computation of Time. If the day on which any delivery or performance is due under this Agreement is not a Business Day, the time for satisfaction of such delivery or performance shall be extended without any action on the part of any party to the next succeeding Business Day.

[Signatures of the parties intentionally appear on the next page.]

IN WITNESS WHEREOF, the parties have executed and delivered this Stock Purchase Agreement as of the date first written above.

SELLER

SCRIPPS NETWORKS INTERACTIVE, INC.

By:	/s/ Anatolio B. Cruz III
Name:	Anatolio B. Cruz III
Title:	Chief Legal Officer & Corporate Secretary

PURCHASER

SHOP HOLDING CORPORATION

By:	/s/ John T. Treadwell
Name:	John T. Treadwell
Title:	President